Michael K. Coddington
MCoddington@faegre.com
612.766.7328

June 3, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Owen Pinkerton
Attorney Advisor

Re:	Capella Education Company
Registration Statement on Form S-1
File No.: 333-124119
Filed April 18, 2005

Ladies and Gentlemen:

     On behalf of Capella Education Company, a Minnesota corporation (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Mr. Pinkerton’s letter dated May 18, 2005 to Stephen G. Shank, Chairman of the Board and Chief Executive Officer of the Company, on the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 1 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff’s comments. Please note that, in addition to responding to the Staff’s comments, Amendment No. 1 includes certain other changes, including interim financial statements for the first quarter of fiscal 2005.

     The supplemental information set forth herein and in the overnight package to the Staff accompanying this filing has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response (in bold). In this letter, all page and footnote references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in Amendment No. 1. To assist the Staff in reviewing Amendment No. 1, we are delivering, by overnight mail to Mr. Pinkerton, a copy of this letter, eight bound copies of Amendment No. 1, two bound copies of the exhibits filed

United States Securities and Exchange Commission
June 3, 2005

with Amendment No. 1 and certain additional information referenced in this letter. Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on April 18, 2005.

General

1.	Comment: Confirm that you will not circulate a preliminary prospectus until such time as you include an estimated price range and fill in blanks throughout the filing. We may have further comments when your filing includes complete disclosure.

Response: The Company will not circulate a preliminary prospectus until such time as the Company includes an estimated price range and fills in blanks throughout the filing.

2.	Comment: Supplementally, please provide us with any pictures, graphics or artwork that will be used in the Prospectus.

Response: The Company has filed the artwork that it intends to use in the Prospectus with Amendment No. 1. We have also included a copy of the artwork in the overnight package to the Staff accompanying this filing.

3.	Comment: Supplementally, please tell us what consideration you gave to the potential integration of the issuances of common stock to preferred stock holders that will take place immediately prior to the completion of the offering.

Response: We supplementally advise the Staff that, after reviewing the terms and timing of the placement of the preferred stock, the Company does not believe that the issuances of the common stock to preferred stock holders that will take place immediately prior to the completion of the offering should be integrated with the offering. The Company will issue common stock to the preferred holders upon conversion of the preferred stock held by them. The Company’s preferred stock has been convertible into common stock of the Company at the option of the holder since the time of the issuance of the preferred stock. The private placements of the Company’s preferred stock, the last of which occurred in January 2003, were all completed prior to the filing of the registration statement. In addition, depending on the per share price of the shares sold in the offering, all of the preferred stock will automatically convert into shares of common stock. In the event that the per share offering price is lower than that set forth in the Company’s articles of incorporation for automatic conversion (which is possible only in the case of the Company’s Class E and Class G preferred stock, where the conversion price is $28.50, to be adjusted for the anticipated stock split), the Company anticipates that the required majority of holders of preferred stock will waive, in accordance with

United States Securities and Exchange Commission
June 3, 2005

the existing terms of the Class E and Class G preferred stock, the requirement that the per share offering price be at least $28.50.

Prospectus Summary

4.	Comment: Please provide us with supplemental support for your statement on page 1 that you are one of the largest exclusively online universities in the United States in terms of enrollment. In addition, please provide us supplementally with revenue numbers that support the increases noted on page 1.

Response: We are supplementally providing, in the overnight package to the Staff accompanying this filing, a copy of the supporting material for the Company’s statement on page 1 of the Prospectus that the Company is one of the largest exclusively online universities in the United States in terms of enrollment. Please note that the University of Phoenix, the University of Maryland University College and the Kaplan College are not exclusively online universities/colleges as these universities/colleges offer both online programs and campus-based programs. As a result, measured by enrollment, the Company is the third largest exclusively online university in the United States.

We also supplementally advise the Staff that the revenue numbers that support the increases noted on page 1 of the Prospectus can all be found in the section entitled “Selected Consolidated Data” appearing on page 34 of the Prospectus. Specifically, our revenues for 2000, 2003 and 2004 were $15,896,000, $81,785,000 and $117,689,000, respectively.

5.	Comment: Please note that you are responsible for the adequacy and accuracy of all information contained in your prospectus. Language such as that contained in the penultimate sentence in the first paragraph of this section that in any way disclaims responsibility for information or data you choose to use in your prospectus should be deleted. In addition, supplementally provide supporting material for any data used in the “Industry” section of the summary and elsewhere in your document, marking the relevant sections for our review. Note also that if such information was prepared for the company in connection with the proposed offering (such as that information obtained from Eduventures), you must file a consent from the provider for the use of its name and the information attributed to it.

Response: The Company has revised the penultimate sentence in the first paragraph of the “Prospectus Summary” section. We are supplementally providing, in the overnight package to the Staff accompanying this filing, a copy of the supporting material for any data used in the “Industry” section of the summary and elsewhere in Prospectus, marking the relevant sections for

United States Securities and Exchange Commission
June 3, 2005

the Staff’s review. We supplementally advise the Staff that no industry information was prepared for the Company in connection with the proposed offering.

6.	Comment: In light of your extensive disclosure regarding your competitive strengths and your business strategy going forward, please revise to provide more balanced disclosure. For example, if you choose to retain the “Competitive Strengths” and “Our Operating Strategy” sections in your summary you should expand to discuss the most material risks pertaining to your offering as well.

Response: The Company has revised the summary to add a discussion of the most material risks pertaining to the Company.

Industry

7.	Comment: Please briefly explain what Title IV is and how it affects your business.

Response: The Company has added the appropriate disclosure on page 1 and 9 of the Prospectus.

Operating Strategies

8.	Comment: Clarify what constitutes “strategic relationships” as referenced in the last paragraph in this section.

Response: The Company has modified the disclosure on page 3 of the Prospectus.

Risk Factors

9.	Comment: The risk factor related to potential litigation arising from price volatility on page 22, the risks factors related to public company expenses and administrative workload on page 25, and risks related to internal control evaluations on page 26 appear to be generic to all public companies. Please revise to tailor these risks to your company or the industry in which you operate.

Response: The Company has deleted the generic risk factor related to potential litigation arising from price volatility. The Company has revised the risk factor related to public company expenses and administrative workload on page 25 of the Prospectus and the risk factor related to internal control evaluations on page 26 of the Prospectus to add the appropriate disclosure.

United States Securities and Exchange Commission
June 3, 2005

10.	Comment: Add a risk factor describing the continued certification procedures required by the Department of Education every six years as described on page 73. Disclose when your recertification term is next due. Disclose also that you may be subject to review prior to the six year term in the event that you expand your activities in certain ways as mentioned on page 73 and that the Department of Education may withdraw its certification without advance notice if it determines that you are not fulfilling material requirements.

Response: The Company has added the appropriate disclosure on page 10 of the Prospectus.

11.	Comment: Add a risk factor briefly describing the board representation agreement mentioned on page 79. Specifically, please discuss the impact of the termination of the director designation rights on your business. You should also discuss the impact, if any, the board membership change will have on your federal and state regulatory requirements.

Response: We supplementally advise the Staff that, other than Mr. Christianson, the Company expects that all of its current board members will continue as board members following the offering, notwithstanding the fact that the director designation rights under the board representation agreement will terminate upon the offering for everyone except Forstmann Little & Co. Equity Partnership-VI L.P. (“Forstmann Little Equity VI”). As a result, the Company does not believe that there will be any issues with any federal or state regulatory requirements regarding the Company’s board membership, nor will the loss of the designation rights negatively impact the Company’s board membership or the management of its business. Please see the Company’s response to Comment 36 for additional information regarding Mr. Christianson’s expected resignation.

12.	Comment: Please add a risk factor describing the material impact of the board observation rights on the management of your business. We note, for example, on page 80 that Forstmann Little & Co. Equity Partnership has a right to consult with and advise management on significant business issues that will continue to exist after the offering and that Forstmann Little holds nearly 10% of your stock. Please discuss the fact that the interests of Forstmann Little may not be the same as the interests of purchasers in this offering.

United States Securities and Exchange Commission
June 3, 2005

Response: We supplementally advise the Staff that following the offering, Forstmann Little Equity VI will continue to have the right under the board representation agreement to designate a board member for so long as Forstmann Little Equity VI, Forstmann Little & Co. Equity Partnership VII, L.P. (“Forstmann Little Equity VII”) and Forstmann Little & Co. Subordinated Debt and Equity Buyout Partnership-VIII, L.P. (“Forstmann Little Equity VIII” and together with Forstmann Little Equity VI and Forstmann Little Equity VII are collectively referred to as the “Forstmann Little Entities”) collectively own more than 5% of the Company’s capital stock. As long as Forstmann Little Equity VI retains the board designation right, its right to observe board meetings is suspended. In other words, Forstmann Little Equity VI will have a board observation right only if the Forstmann Little Entities collectively own less than 5% of the Company’s capital stock. Currently, the board observation rights of Forstmann Little Equity VII and Forstmann Little Equity VIII do not apply because Forstmann Little Equity VII and Forstmann Little Equity VIII do not collectively hold the requisite amount of Class G preferred stock of the Company. Although the board observation rights of the Forstmann Little Entities currently do not apply, we advise the Staff that Tom Lister, an affiliate of the Forstmann Little Entities, currently serves as a board observer at the discretion of the Company’s board of directors. The Company anticipates that the board will terminate Mr. Lister’s board observation position upon the completion of the offering.

The rights of the Forstmann Little Entities to consult with and advise Company management on significant business matters are only rights to communicate with management. While management of the Company is obligated to give due consideration to the advice of the Forstmann Little Entities, management of the Company is not obligated to follow the advice of the Forstmann Little Entities and is free to consult with others and to make their own decisions regarding the Company’s business.

Neither through Forstmann Little Equity VI’s board observation right, nor through the Forstmann Little Entities’ rights to consult with and advise management, do the Forstmann Little Entities (i) have decision-making authority for the Company or (ii) direct or cause the direction of management. The Company does not believe that this right of the Forstmann Little Entities to communicate with management of the Company will unduly influence management’s decisions and, in any event, does not restrict management’s ability to act in the Company’s best interest. In addition, the board of directors of the Company is free to make decisions in the best interest of the Company and its shareholders as a whole. Prior to the offering, the Forstmann Little Entities collectively own approximately 9.8% of the Company’s outstanding common stock. The Company expects that this ownership percentage will decrease after the offering as the Company is selling newly issued shares of common stock in the offering. The Company believes that this lower ownership percentage after the offering, combined with the nature of its board designation/observation and consultation rights, does not reasonably lead to the presumption that Forstmann Little Entities are empowered to change the

United States Securities and Exchange Commission
June 3, 2005

direction of management or to otherwise address their own interests in a manner materially at odds with Company’s other shareholders. Nevertheless, in order to highlight the relatively unique rights of access possessed by the Forstmann Little Entities (and others) following the offering and the possibility for differences in interests between these shareholders and purchasers in the offering, additional disclosure has been added to the risk factor discussed in Comment 25.

If we cease to participate in the Department of Education...page 9

13.	Comment: Revise the heading of this risk factor to more accurately describe the underlying risk that your waiver from the 50% Rule, requiring institutions to provide no more than 49% of then-courses via correspondence or online in order to qualify for government loan programs under Title IV, may be terminated at any time, for cause, by the Department of Education. You should also clarify in the heading that the waiver is subject to automatic expiration in June of 2006. Given your dependence on these loans to students for revenue, the implication in the heading that you would choose to cease to participate in the program appears unlikely.

Response: The Company has added the appropriate disclosure on page 9 of the Prospectus.

If Capella University does not maintain its authorization in Minnesota...page 11

14.	Comment: Briefly describe the circumstances under which Capella could lose its state authorization.

Response: The Company has added the appropriate disclosure on page 11 of the Prospectus.

Our failure to comply with regulations of various states...page 13

15.	Comment: An investor may have difficulty evaluating the impact of this risk without knowing the location of your major markets. Please revise to make this risk factor more meaningful, for example, by identifying the states that hold significant numbers of your enrollees. This will allow investors to fully understand how the loss of licensure of states that hold the bulk of your business will impact your operations. Disclose also what constitutes a “presence” in any particular state for purposes of requiring licensure in that state as mentioned in the second paragraph.

United States Securities and Exchange Commission
June 3, 2005

Response: The Company has added the appropriate disclosure on page 14 of the Prospectus.

The inability of our graduates to obtain licensure in their chosen professional fields...page 14

16.	Comment: Disclose whether you were, and still are, formally licensed in the states that eventually refused to license students under certain of your programs. Your current discussion focuses on the risk that, in the future, certain states may not license certain of your learners after completing a program with Capella. In light of the fact that this has occurred in the past, please discuss the impact on your activities from failing to meet the specific licensure requirements and identify the specific requirements that you failed to meet.

Response: We supplementally advise the Staff that the risk factor referenced in Comment 16 relates to Capella University graduates obtaining licensure in their chosen fields, such as psychology, education and human services. This type of licensure is separate and distinct from the institutional licensure obtained by Capella University in certain states. The ability of graduates to obtain licensure is dependent on the personal attributes of the individual seeking licensure, as well as a number of factors specific to the program. The Company has added the appropriate disclosure on page 15 of the Prospectus.

If regulators do not approve or delay their approval of transactions...page 15

17.	Comment: Given the imminence of the securities offering and the impact on your business if the offering is considered a change in control that is not approved by

United States Securities and Exchange Commission
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your regulators, you should consider relocating this risk factor to follow the first risk factor on page 9. Also, revise the third to the last sentence in this risk factor to state that failure to gain approval from the respective agencies on any transaction that constitutes a change in control could result in a loss of your eligibility to participate in the Title IV programs rather than to simply impair your ability to participate in those programs as disclosed on page 74. Finally, supplementally advise us as to whether you expect to receive approval from your regulators indicating that the offering would not be considered a change in control and whether you intend to proceed with the proposed offering even if you do not receive such approvals in a timely manner.

Response: We supplementally advise the Staff that the Company has sent letters to the Department of Education, the Higher Learning Commission and each of the states in which the Company is licensed to explain the offering and to confirm that the offering will not result in a change of control requiring approval by any of those organizations. As of the date of this letter, the Company has already received confirmation that the offering will not require approval or result in the loss of eligibility, accreditation or licensure, as applicable, from the Higher Learning Commission and six of the 14 states in which the Company is licensed. The Company anticipates that it will receive similar confirmations from the Department of Education and the remaining eight states prior to the time that it prints preliminary prospectuses. Accordingly, the Company believes that it is not necessary to relocate this risk factor to follow the first risk factor on page 9 of the Prospectus. The Company has revised the third to last sentence in this risk factor in response to the Staff’s comment.

Government and regulatory agencies and third parties may conduct compliance reviews...page 15

18.	Comment: Disclose the extent to which you have been subject to any claims based on failure to meet compliance review standards in the past.

Response: The Company has not been subject to any claims based on failure to meet compliance review standards in the past.

We may lose eligibility to participate in Title IV programs...page 16

19.	Comment: Supplementally tell us when the 2003 federal fiscal year numbers for default rates will be available.

Response: Capella University’s preliminary default rate on the Federal Family

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Education Loan program for 2003 was 1.8%. The Company has added the appropriate disclosure on page 16 of the Prospectus. We also supplementally advise the Staff that the Company expects that the Department of Education will issue the final default rates for the 2003 federal fiscal year in the Fall of 2005.

Risk Related to Our Business

At present we derive a significant portion of our revenues and all our operating profit...page 16

20.	Comment: Quantify the revenue derived from your doctoral programs in 2004.

Response: The Company has added the appropriate disclosure on page 16 of the Prospectus.

We may not be able to retain our key personnel...page 19

21.	Comment: Identify the key personnel upon whom you rely other than Mr. Shank.

Response: The Company has added the appropriate disclosure on page 19 of the Prospectus.

Failure on our part to maintain and expand...page 19

22.	Comment: Briefly describe the requirements for maintaining your relationships with the U.S. Armed Forces. Clarify also whether the “relationships” were established in the form a formal terminable contract. Disclose any related termination provisions. Finally, please quantify the discounts provided under these agreements and discuss the effect they have had on your results of operations.

Response: The Company has added the appropriate disclosure on pages 19 and 20 of the Prospectus.

A change in U.S. GAAP accounting standards...page 20

23.	Comment: Expand to quantify the amount of stock based compensation granted to date that will likely be impacted by the change in accounting standards. For example, what percentage of compensation granted in prior years represents share-based compensation?

United States Securities and Exchange Commission
June 3, 2005

Response: The Company has added the appropriate disclosure on pages 20 and 21 of the Prospectus.

Risks Related to the Offering

Future sales of our common stock...page 23

24.	Comment: We note your disclosure on page 106 relating to the registration of shares on Form S-8. Please expand to discuss your intention to file Form S-8 registration statements to register shares held under the stock option plans shortly after the effective date of this registration statement and the potential impact on your share price. Please also quantify the number of shares you will be registering in the S-8s.

Response: The Company has added the appropriate disclosure on page 24 of the Prospectus.

Our executive officers, directors and principal existing stockholders...page 24

25.	Comment: Please quantify the portion of your common stock that will be held by officers and directors of the company following the offering. In addition, please identify the “principal existing shareholders” and briefly explain their affiliation to the company, if any, in addition to their shareholdings.

Response: The Company has added the appropriate disclosure on pages 24 and 25 of the Prospectus.

Use of Proceeds

26.	Comment: Please revise this section to provide greater specificity regarding your anticipated uses of proceeds from the offering. For example, in what ways do you intend to expand your marketing and recruiting efforts and what types of acquisitions do you see as being complementary to your operations?

Response: The Company has added the appropriate disclosure on page 29 of the Prospectus.

United States Securities and Exchange Commission
June 3, 2005

Dilution, page 32

27.	Comment: Tell us how you considered Item 506 of Regulation S-K as it relates to reporting the net tangible book value per share before the offering as derived from your historical financial statements.

Response: The Company has added the net tangible book value per share before the offering on page 32 of the Prospectus.

Selected Consolidated Financial Data, page 34

28.	Comment: Reference is made to your discussion of EBITDA. How will this measure enhance investors understanding of your operating performance and how does management use this measure to evaluate the performance of your business? Advise us and consider expanding your disclosures as appropriate.

Response: The Company has added the appropriate disclosure on pages 7, 8, 35 and 36 of the Prospectus.

Management Discussion and Analysis

Factors affecting comparability

29.	Comment: Please disclose, if true, that the income tax benefit you received in 2004 was a non-recurring event and that future years will likely result in income tax expenses, not benefits. This comment also applies to your discussion in “Results of Operations.”

Response: The Company has added the appropriate disclosure on pages 39 and 46 of the Prospectus.

Quarterly Results and Seasonality

30.	Comment: We refer to your table on page 48 that shows that operating income and net income for the third and fourth quarters of 2003 were substantially lower than in previous quarters despite increases in revenues during the same quarters. Your discussion of the factors that contributed to these results do not adequately describe why there was such a disparity during these two quarters. For example, the impairment charges and alternative minimum tax payments do not appear to account for the differences. Please revise or advise.

Response: The Company has added the appropriate disclosure on page 49 of the Prospectus.

United States Securities and Exchange Commission
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Liquidity and Capital Resources—Beginning on page 49

31.	Comment: Please provide a discussion of liquidity on a long-term (greater than 12 month) basis.

Response: The Company has revised the disclosure on page 50 of the Prospectus in response to the Staff’s comment.

Business—Beginning on Page 53

32.	Comment: Please include a discussion of what steps, if any, you have taken in response to the fact that certain of your graduates have been unable to receive state licensure in their chosen professional fields.

Response: The Company has added the appropriate disclosure on page 67 of the Prospectus.

Strategic Relationships...page 61

33.	Comment: Expand to disclose whether these arrangements are derived from written contracts with expiration dates other than the termination notice requirements disclosed.

Response: The Company has added the appropriate disclosure on pages 61 and 62 of the Prospectus.

United States Securities and Exchange Commission
June 3, 2005

34.	Comment: Please disclose the total percentage of students who receive discounts based on the strategic relationships mentioned in this section.

Response: The Company has added the appropriate disclosure on page 62 of the Prospectus.

Legal Proceedings—page 64

35.	Comment: Supplementally tell us how you determined that any legal proceedings you are currently involved in are not expected to have a material adverse effect on your business given the risk that such proceedings may have on your reputation as described in the related risk factor on page 15.

Response: We supplementally advise the Staff that the Company currently is not involved in any legal proceedings.

Management

Board of Directors—Beginning on page 79

36.	Comment: Discuss the procedure for filling the board membership positions after the offering. In this regard please clarify whether each of the named directors will remain as directors of the company following the offering despite the fact that the Board Representation Agreement will terminate prior to the close of the offering.

Response: We supplementally advise the Staff that the Company currently expects that each of the named directors, except for Mr. Christianson, will remain as a director of the Company following the offering. Mr. Christianson has expressed his intention to resign as a board member following the offering.

United States Securities and Exchange Commission
June 3, 2005

The Company has added the appropriate disclosure on page 79 of the Prospectus.

Board Representation Agreement, page 79

37.	Comment: Supplementally, please advise us as to whether you anticipate the holders of the Series G preferred Stock to designate a director prior to the completion of this offering.

Response: We supplementally advise the Staff that the Company does not anticipate the holders of the Series G preferred stock will designate a director prior to the completion of this offering.

Class F Preferred Stock Purchase Agreement—Page 80

38.	Comment: Please expand the last sentence in the first paragraph to define the types of significant issues upon which Forstmann Little may provide advice. In addition, please clarify what obligations, if any, management would have with respect to any advice provided by Forstmann Little. Finally, please clarify whether Forstmann Little would be compensated in any way for its consultations and advice.

Response: The Company has added the appropriate disclosure on page 81 of the Prospectus.

39.	Comment: Please provide us with a supplemental response indicating how the existence of a “board observation right” by somebody who is neither an officer or director of the company will comply with Regulation FD.

Response: We supplementally advise the Staff that if there is a board observer following the offering, the Company will comply with Regulation FD by requiring that the board observer enter into a confidentiality agreement regarding material non-public information of which the observer is made aware as a board observer.

Investor Rights Agreement—Page 81

40.	Comment: Supplementally tell us the business purpose for the inspection rights agreements and the effects these rights will have on your operations.

United States Securities and Exchange Commission
June 3, 2005

Response: We supplementally advise the Staff that the purpose for the inspection rights is to provide a contractual right to certain principal shareholders of the Company to access the Company’s books and records (without requiring such shareholders to demonstrate a proper purpose for such inspection, as required under Minnesota law under certain circumstances), properties, management and representatives. The Company does not believe that these inspection rights will have a significant impact on its operations as (a) the inspection rights do not extend to Company trade secrets and similar confidential information, (b) requests for inspection and the frequency must be reasonable and (c) the shareholder requesting an inspection will bear any expenses associated with such inspection. The Company has added the appropriate disclosure on page 81 of the Prospectus to clarify the scope of the inspection rights granted under the investor rights agreement.

Committees of our Board of Directors—Page 81

41.	Comment: Tell us how you determined that Mr. Holmes is considered an “independent” audit committee, compensation committee, and executive committee member given that he was designated by Forstmann Little & Co. Equity Partnership. In that regard, we note that Forstmann Little holds rights to consult and advise management on significant issues as disclosed on page 80.

Response: We supplementally advise the Staff that in determining whether Mr. Holmes is considered an “independent” member of each of the audit committee, compensation committee and executive committee, both the governance committee of the board and the full board have considered such information as the governance committee and the board deemed appropriate, including (a) the independence questionnaire completed by Mr. Holmes, (b) the definition of the term “independent director” under the Nasdaq rules, (c) the factors provided by the Nasdaq that would preclude a finding of independence, (d) the requirements under the Nasdaq rules regarding audit committee independence and (e) the requirements under the SEC rules regarding audit committee independence. The governance committee and the full board also had discussions among themselves while considering the information, rules and factors stated above. The fact that Forstmann Little Equity VI has a right to consult and advise, or to designate an observer or a person for nomination to the board, and that Forstmann Little Equity VII and Forstmann Little Equity VIII have the rights to consult and advise the board, do not, in the opinion of the board, create a relationship that interferes with Mr. Holmes’ exercise of independent judgment in carrying out his responsibilities as a board and board committee member.

United States Securities and Exchange Commission
June 3, 2005

Forstmann Little Equity VI’s right to nominate a director to the board is not a right to control Mr. Holmes’ decision making or limit his fiduciary duties to the Company and its shareholders. The Company has been informed by Forstmann Little Equity VI and Mr. Holmes that Mr. Holmes does not have any decision-making authority with respect to Forstmann Little Equity VI and that Mr. Holmes does not beneficially own the shares of the Company held by Forstmann Little Equity VI. Prior to the offering, the Forstmann Little Entities will collectively own approximately 9.8% of the Company’s outstanding common stock. The Company expects that this ownership percentage will decrease after the offering as the Company is selling newly issued shares of common stock in the offering. Such lower ownership percentage after the offering is below the share ownership thresholds set forth in Rule 10A-3(e)(1)(ii)(A)(1) promulgated under the Securities Exchange Act of 1934, as amended, which would compel a conclusion of lack of independence for audit committee purposes.

As discussed in our response to Comment 12, the Forstmann Little Entities’ rights to consult with and advise management on significant business issues are only rights to communicate with management. The Forstmann Little Entities’ rights to consult with and advise management are rights of each of the Forstmann Little Entities as a shareholder—they are not rights to control Mr. Holmes’ decision making or fiduciary duties to the Company and its shareholders. The rights give each of the Forstmann Little Entities the opportunity as a shareholder to communicate with the Company’s management without communicating to or through Mr. Holmes.

For all these reasons, as well as other considerations, the board, acting upon the recommendation of the governance committee, has determined that Mr. Holmes’ relationship with the Forstmann Little Entities would not, in the opinion of the board, interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that Mr. Holmes is considered an “independent” member of each of the audit committee, compensation committee and executive committee.

42.	Comment: Supplementally, please advise us as to how you intend to comply with the requirement that all members of the Audit Committee be independent within one year of being a public company.

Response: We supplementally advise the Staff that the Company’s board of directors has determined that three of the four current members of the audit committee, Messrs. Tukua, Taylor and Holmes, are “independent.” In determining whether each audit committee member is considered an

United States Securities and Exchange Commission
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“independent” member of the audit committee, both the governance committee of the board and the full board have considered such information as the governance committee and the board deemed appropriate, including (a) the independence questionnaire completed by each member, (b) the definition of the term “independent director” under the Nasdaq rules, (c) the factors provided by the Nasdaq that would preclude a finding of independence, (d) the requirements under the Nasdaq rules regarding audit committee independence and (e) the requirements under the SEC rules regarding audit committee independence. The governance committee and the full board also had discussions among themselves while considering the information, rules and factors stated above. After discussion, the board, acting upon the recommendation of the governance committee, has determined that none of Messrs. Tukua, Taylor and Holmes has a relationship which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of an audit committee member.

The remaining audit committee member, Mr. Christianson, has announced his intention to resign from the board and the audit committee following completion of the offering. Upon the resignation of Mr. Christianson, the audit committee will consist of three independent members. The board has not yet decided whether to add one or more additional members to the audit committee. To the extent the board does add new audit committee members, they will be independent under the relevant Nasdaq and SEC rules.

43.	Comment: Please clarify whether Mr. Shank has indicated that he will resign prior to the completion of the offering or tell us why you “anticipate” that he will resign as a member of the Governance Committee.

Response: The Company has revised the disclosure on page 82 of the Prospectus to clarify that Mr. Shank will resign as a member of the governance committee upon the completion of the offering.

Executive Compensation—Page 84

Employment-Related Agreements, page 86

44.	Comment: Please disclose which executives or class of executives are eligible to participate in the Executive Severance Plan.

Response: The Company has added the appropriate disclosure on page 86 of the Prospectus.

United States Securities and Exchange Commission
June 3, 2005

45.	Comment: Please clarify whether any awards given to your named executives under the Capella Education Company Annual Incentive Plan for Management Employees are in addition to the incentive compensation target award amount included as part of their employment agreements.

Response: The awards given to our named executives under the Capella Education Company Annual Incentive Plan for Management Employees – 2005 are in lieu of, and not in addition to, the incentive compensation target award amount included as part of their employment agreements. The references made in the employment agreements refer to the incentive target levels for the respective executives at the time of their employment. The Company has added the appropriate disclosure on page 86 of the Prospectus.

Certain Relationships and Related Transactions—Beginning on Page 91

46.	Comment: Please revise your discussions relating to the Board Representation Agreement, the Investor Rights Agreement, and the Registration Rights Agreement to describe specifically how the respective agreements and relationships with the individuals identified pose conflicts of interest or constitute related business relationships pursuant to Item 404 rather than to provide cross references.

Response: We supplementally advise the Staff that the Company has included a description of the board representation agreement, the investor rights agreement and the registration rights agreement in the section entitled “Certain Relationships and Related Transactions” because the agreements were entered into during the past three years among the Company and certain related parties, including certain of the Company’s directors and executive officers, certain holders of 5% or more of the Company’s voting securities, and certain immediate family members of these related parties, which Item 404 of Regulation S-K deems to be persons whose relationships with a registrant may require disclosure of agreements or arrangements involving the registrant and such persons. Under these agreements, the Company has granted certain board representation rights, registration rights and inspection rights to certain related parties. Due to the nature of these rights, the Company is unable to quantify whether each such transaction involved an amount exceeding $60,000. The Company believes, however, that it is appropriate to disclose these transactions in this section. The Company has revised the disclosure on pages 92 and 93 of the Prospectus to include a brief description of the rights granted under these agreements and to clarify that these agreements were entered into among the Company and certain related parties, including certain of the Company’s directors and executive officers, certain holders of 5% or more of the Company’s voting securities, and certain immediate family members of these related parties.

United States Securities and Exchange Commission
June 3, 2005

47.	Comment: Please disclose the consideration received by Mr. Shank in exchange for the shares of Class G Preferred Stock sold to the TCV entities and the Maveron entities.

Response: The Company has added the appropriate disclosure on page 93 of the Prospectus.

Principal and Selling Shareholders

48.	Comment: Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please supplementally confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

Response: The Company is still in the process of identifying shareholders who may be interested in selling their shares of Company stock in the offering and is continuing to gather information regarding selling shareholders who are also broker-dealers. The Company will supplementally confirm to the Staff, if true, that none of the selling shareholders that will be identified in the Prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, the Company will identify each such selling shareholder. If any selling shareholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, the Company will supplementally identify each such selling shareholders and will supplementally describe the nature of the transactions in which those shares were acquired.

49.	Comment: Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the

United States Securities and Exchange Commission
June 3, 2005

purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of “affiliate,” please refer to Rule 405 of Regulation C.

Response: The Company is still in the process of identifying shareholders who may be interested in selling their shares of Company stock in the offering and is continuing to gather information regarding selling shareholders who are also broker-dealers or are affiliates of broker-dealers. The Company will disclose in the Prospectus, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If the Company is unable to make those statements with respect to one or more of those selling shareholders, the Company will identify in the Prospectus those selling shareholders and disclose in the Prospectus that those selling shareholders are underwriters in connection with the offering.

Description of Capital Stock—page 100

50.	Comment: We note your disclosure that there are currently 11,281,446 shares of common stock issued and outstanding. This figure is not consistent with your disclosure on page 94 that indicates that there are 9,180,644 shares of common stock issued and outstanding. Please reconcile these figures.

Response: We supplementally advise the Staff that the total number of shares of common stock disclosed on page 100 represents the total number of shares of outstanding common stock plus the total number of shares of common stock issuable upon conversion of all of the Company’s outstanding preferred stock into common stock. The total number of shares of common stock disclosed on page 94 represents only the total number of shares of common stock issuable upon conversion of all of the Company’s outstanding preferred stock into common stock. Please note that both of these numbers have been updated to a more current date.

United States Securities and Exchange Commission
June 3, 2005

     Registration and Other Rights—page 101

51.	Comment: Please discuss the obligation to offer shares at a discount held by the entities that have registration rights. To the extent the agreements discuss how the discount will be determined, please disclose this and discuss the potential effect this may have on the market price of your common stock.

Response: We supplementally advise the Staff that the Company has no obligation under the applicable registration rights agreement, investor rights agreement and warrants to offer shares at a discount held by persons that have registration rights. Under these agreements, in connection with an offering of shares of Company stock that triggers demand or piggyback registration rights under these agreements, the managing underwriter thereof can limit the number of shares held by persons with registration rights to be included in such registration. The Company has revised the disclosure on pages 101 and 102 of the Prospectus to clarify this underwriter share cutback concept.

In addition, we also supplementally advise the Staff that the Company believes that Legg Mason Wood Walker will be selling all of the shares of common stock issued upon exercise of the two warrants in this offering. Therefore, the Company expects that the registration rights granted under the warrants will terminate after the offering.

52.	Comment: In light of the fact that June 30, 2005 will occur prior to your registration statement being effective for six months, please disclose whether Pearson will retain any registration rights. Your current disclosure indicates that the registration rights terminate June 30, 2005.

Response: The Company has added the appropriate disclosure on page 101 of the Prospectus.

53.	Comment: Please disclose when the investor rights agreement with “certain holders” of Class E and Class G preferred stock terminates. In other words, please disclose when the shares are eligible to be sold under Rule 144. In addition, please disclose the number of shares subject to this agreement as well as a discussion of whether any of the holders are affiliates.

Response: We supplementally advise the Staff that the registrable shares covered under the investor rights agreement will cease to be registrable under the agreement (a) when such registrable shares are sold pursuant a registration statement, Section 4(1) of the Securities Act, or Rule 144 under the Securities Act, (b) at such time as such registrable shares are eligible for sale under Rule 144(k) of the Securities Act or (c) when such registrable shares are sold and/or transferred not in accordance with the transfer provisions of the agreement.

United States Securities and Exchange Commission
June 3, 2005

The Company does not believe that any registrable shares covered under the agreement have been sold and/or transferred pursuant to clauses (a) or (c) above.

When the agreement was executed in January 2003, there were a total of 4,772,029 registrable shares covered under the agreement. This number has increased to 4,877,420 shares due to anti-dilution adjustments. Of the total 4,877,420 registrable shares, 747,936 registrable shares are currently held by non-affiliates of the Company and 4,129,484 registrable shares are currently held by persons who may be deemed to be affiliates of the Company.

The Company has added the appropriate disclosure on page 102 of the Prospectus.

With respect to the registrable shares held by a non-affiliate, such shares ceased to be registrable under the agreement in January 2005 because such shares are eligible for sale under Rule 144(k). However, if such non-affiliate becomes an affiliate of the Company in the future, then the shares held by such affiliate will be not eligible for sale under Rule 144(k) and such shares will again become registrable under the agreement. With respect to the registrable shares held by an affiliate, such shares will cease to be registrable under the agreement when such registrable shares are sold and/or transferred pursuant to clauses (a) and (c) above or when such affiliate ceases to be an affiliate of the Company for 90 days. Because of these contingencies, the Company is unable to determine when the registration rights will terminate under the agreement.

Underwriting—Page 109

54.	Comment: When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program. In addition, please disclose whether such shares are subject to lock-up provisions.

Response: In response to the Staff’s comment, the Company confirms that it intends to offer a limited number of shares of its common stock included in this Offering to the Company’s students, alumni, faculty, employees and other parties associated with the Company through a directed share program. The Company has selected Piper Jaffray & Co. (“Piper Jaffray”) to serve as the Designated Underwriter of the directed share program. In response to the Staff’s request, Piper Jaffray is supplementally providing the Staff with a draft copy of the form materials that will be distributed to potential participants in the directed share program.

United States Securities and Exchange Commission
June 3, 2005

Once a preliminary prospectus meeting the requirements of the Securities Act has been prepared and filed with the Staff, the Company intends to distribute a memorandum electronically via e-mail to potential directed share program participants informing them about the directed share program and requesting an initial indication of their interest in participating in it. A draft of this memorandum is attached as Exhibit A hereto. The memorandum will contain a link that will allow potential participants to view an electronic version of the preliminary prospectus, and the e-mail containing the memorandum will include as an attachment a copy of the preliminary prospectus in electronic Adobe PDF format, each of which will be identical to the preliminary prospectus filed with the Staff. All other documents to be distributed in connection with the directed share program will be distributed in hard copy form by Piper Jaffray and are attached as Exhibit B hereto.

The shares of common stock purchased through the directed share program will not be subject to any general lock-up provisions. The Company supplementally advises the Staff that the Company’s executive management and directors and certain selling shareholders have entered into lock-up agreements with the underwriters, which the Company has described in the Underwriting section of the prospectus on page 109. The lock-up provisions contained in those agreements will apply both to shares owned by such executive managers, directors and selling shareholders prior to the initial public offering as well as any shares purchased by them through the directed share program.

55.	Comment: We note your discussion regarding the marketing of this offering online on page 111. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.

Response: Credit Suisse First Boston LLC ("CSFB") has advised the Company that it will not participate in any electronic offer, sale or distribution of shares. CSFB has informed the Company that it intends to make the preliminary and final prospectus available in electronic Adobe PDF format on the Internet through a password protected portal on its proprietary web site. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements.

United States Securities and Exchange Commission
June 3, 2005

Piper Jaffray has advised the Company that it will not participate in any electronic offer, sale or distribution of shares. Piper Jaffray has informed the Company that it does not intend to make a prospectus in electronic form available on the web site maintained by it. Piper Jaffray supplementally notes to the Staff that, with respect to the initial e-mail that the Company will distribute to potential participants in the directed share program, which is described in prior Comment 54, Piper Jaffray has no involvement with that e-mail other than having its name mentioned in the memorandum included therein. Piper Jaffray will not accept indications of interest, offers to purchase or confirm sales electronically, and it will only deliver hard copies of the preliminary prospectus, any amendments thereto and the final prospectus to its customers.

Banc of America Securities LLC (“Banc of America”) has advised the Company that it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on the “i-Deal” website. No preliminary prospectus will be delivered electronically until a preliminary prospectus meeting the requirements of the Securities Act has been prepared and filed with the Staff. The version of the preliminary prospectus that is delivered electronically will be identical to the copy filed with the Staff.

Electronic versions of the preliminary prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically. These customers may also request hard copies of the preliminary prospectus or any amendments thereto, and may revoke their consent to receive such documents electronically at any time. Banc of America will not accept indications of interest, offers to purchase or confirm sales electronically, and it will only deliver hard copies of the final prospectus to its customers. To the extent the preliminary prospectus or any amendments thereto are distributed electronically, they will be in Adobe PDF format.

A copy of the consent Banc of America will require persons receiving electronic prospectuses or any amendments thereto to sign before receiving such materials is supplementally attached as Exhibit C hereto.

Banc of America has advised the Company that, because it established its electronic distribution procedures recently, the procedures are currently under review by the Office of Chief Counsel. Banc of America is awaiting clearance from the Office of Chief Counsel, and its procedures have not changed since it requested such clearance.

United States Securities and Exchange Commission
June 3, 2005

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in an electronic offer, sale or distribution of shares. The Company has been advised by CSFB that each member of the syndicate of this Offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, CSFB knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, CSFB does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution has been mooted by the declaration of effectiveness of the registration statement. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions of shares after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

In order to address the Staff’s concerns, CSFB has indicated to the Company that they will include the following language in a communication to potential additional syndicate members:

“You may not make an online distribution of shares of Capella Education Company common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.”

Given the responsibility of each broker/dealer to comply with all applicable SEC and NASD rules, including releases and no-action letters on Internet distributions, and given the representations that will be received by CSFB that syndicate members will so comply, there would not appear to be a regulatory need to make CSFB responsible for the Internet activities of other syndicate

United States Securities and Exchange Commission
June 3, 2005

members. Lead underwriters have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

56.	Comment: Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Response: The underwriters have advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet, other than (i) as described in its response to prior Comment 55 regarding Banc of America’s use of i-Deal and (ii) in connection with plans to conduct an Internet roadshow through Yahoo! NetRoadshow (www.netroadshow.com). While the underwriters have contracted with Yahoo! NetRoadshow to conduct an Internet roadshow with respect to this Offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to, and will be made available on the web site. CSFB, Banc of America and Piper Jaffray have advised the Company that each of them is a party to a master Roadshow Agreement with Net Roadshow, Inc., now known as Yahoo! NetRoadshow, which they entered into in 1998. A copy of the form of that agreement is attached as Exhibit D hereto. Yahoo! NetRoadshow will make the roadshow available to investors who may access it through the use of a password provided by the underwriters. An investor who is given the password may access the roadshow during a 24-hour period and will not be able to download, copy or print any of the contents of the roadshow. The preliminary prospectus will be posted on the roadshow web site for informational purposes only. Pursuant to the agreement, Yahoo! NetRoadshow agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows.

United States Securities and Exchange Commission
June 3, 2005

Currently, no information regarding the Company or the Offering appears on the Yahoo! NetRoadshow web site.

Financial Statements

Consolidated Balance Sheets, page F-3

57.	Comment: What consideration was given to including a column along side the historical balance sheet to give effect to the conversion of your equity securities upon the closing of your offering?

Response: The Company has added on page F-3 of the Prospectus a column along side its historical balance sheet to give effect to the conversion of its preferred equity securities upon closing of its offering.

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition, page F-7

58.	Comment: Supplementally explain to us how you consider scholarships, tuition discounts and refunds in your revenue recognition accounting policy and consider expanding your disclosures as appropriate.

Response: We supplementally advise the Staff that the Company has historically provided only nominal levels of scholarships to its learners. In 2004, scholarships accounted for less than 0.1% of revenue. The Company has historically had a minimal amount of refunds and/or tuition credits related to revenue recognized in previous periods that it has provided to its learners for various reasons. The Company provides a reserve for such refunds and tuition credits that may relate to prior periods based on historical experience rates. Those reserves were $110,000 and $80,000 at December 31, 2003 and 2004, respectively, representing approximately 0.2% and 0.1% of total assets, respectively. Total refunds and tuition credits represented less than 0.6% of the Company’s consolidated revenue in 2004. The Company has concluded that these amounts are not material to its financial statements based upon its evaluation of the quantitative and qualitative factors of SEC Staff Accounting Bulletin No. 99 regarding materiality, and therefore does not believe its revenue recognition policy requires expanded disclosure.

The Company does provide certain tuition discounts; however, such discounts are known at the time the Company invoices its learners. As a result, such

United States Securities and Exchange Commission
June 3, 2005

discounts have no impact on the Company’s revenue recognition policies apart from recognizing revenue for tuition and fees agreed to by its learners.

Cash and Cash Equivalents

59.	Comment: Tell us how you consider Rule 5-02 (1) of Regulation S-X as it relates to describing the provisions of your restricted cash.

Response: We supplementally advise the Staff that the Company believes its presentation conforms to Rule 5-02 (1) of Regulation S-X, which provides that separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage, and that the provisions of any restrictions shall be described in a note to the financial statements. The Company has reported its restricted cash on the face its balance sheet for all periods presented, and has disclosed that these amounts are security deposits related to capital leases in Footnote 5. Financing Arrangements.

Short-Term Investments, page F-8

60.	Comment: We noted that your available for sale investments consist primarily of auction rate securities that contain interest rate reset dates at regular intervals and because of this feature the investments are carried at cost, which approximates fair value. What are the actual contractual maturities of your auction rate securities and to the extent they are greater than one year, what is your basis for classifying these amounts as current assets? Is it your policy to actually liquidate the investments within three months or do you just have the ability to do so? Lastly, how have you complied with the disclosure requirements of SFAS 115?

Response: We supplementally advise the Staff that the actual contractual maturities of the Company’s auction rate securities are as follows (in thousands):

	12/31/2004	3/31/2005

Within one year	$—	$1,962

Between one and five years	—	—

Between five and ten years	—	—

After ten years	44,500	44,500

Total short-term investments	$44,500	$46,462

The Company classifies these amounts as current assets in accordance with paragraph 17 of SFAS 119 which provides that classification should be based on

United States Securities and Exchange Commission
June 3, 2005

the guidance provided in Chapter 3A of ARB No. 43. Paragraph 4 of Chapter 3A of ARB No. 43 provides that “the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” That paragraph further indicates that the term also comprehends “marketable securities representing the investment of cash available for current operations.” Although it is not the Company’s policy to liquidate the marketable securities within three months, the Company has classified the marketable investments as current because the assets are available to fund current operations.

The Company believes that its has complied with the disclosure requirements of SFAS 115, except that the Company has not disclosed the contractual maturities of its available-for-sale debt securities as of the most recent balance sheet date as is required by paragraph 20 of SFAS 115, as amended by paragraph 534.f. of SFAS 133. The Company has included disclosure of the contractual maturities of its auction rate securities in accordance with this guidance in Note 2 to the financial statements on page F-8 of the Prospectus.

Note 9 — Redeemable Preferred Stock

61.	Comment: We note that your redeemable preferred stock is recorded at fair value rather than redemption value. Why do you believe that redemption is not probable? Reference is made to E1TF Topic D-98.

Response: We supplementally advise the Staff that the Company believes that all of its outstanding shares of redeemable convertible preferred stockholders will convert into Company common stock at the completion of the Company’s planned initial public offering. As it is the Company’s expectation that the Company will complete this offering and that the redeemable convertible preferred stock will be converted into common stock, the Company has concluded that it is not probable that such stock will be redeemed.

Note 10 — Stock Option Plan, page F-18

62.	For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, supplementally provide the following information. To the extent certain information is not already included in your financial statements, consider expanding your disclosures accordingly:

United States Securities and Exchange Commission
June 3, 2005

•	For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

•	Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•	Indicate whether or not the valuation was performed by an unrelated third party.

•	In addition, tell us and consider disclosing in your MD&A the aggregate intrinsic value of all outstanding options based on the estimated IPO price.

Response: We supplementally provide the following information to the Staff:

The following table provides the number of options granted, the exercise price, the fair value of the common stock, and the intrinsic value (none) per option for stock options granted in the 12 months ended March 31, 2005, general disclosure of which is included in Note 10 to the financial statements appearing on page F-18 of the Prospectus:

	Number of		Common
	Options	Exercise	Stock Fair	Intrinsic
Grant Date	Granted	Price	Value	Value

4/29/2004	15,000	$15.13	$15.13	$0.00

5/12/2004	79,000	15.13	15.13	0.00

7/28/2004	198,506	17.72	17.72	0.00

10/27/2004	120,248	20.00	20.00	0.00

12/15/2004	1,748	20.00	20.00	0.00

The valuation used to determine the fair value of the common stock at the date of each stock option issuance was performed internally and contemporaneously with the issuance of the options, disclosure of which has been added to Note 10, to the financial statements appearing on page F-18 of the Prospectus. The Company will provide the estimated price range for the offering in a future filing.

63.	Comment: Further to our previous comment, if the valuation of your common stock’s fair value was not performed contemporaneously by an unrelated valuation specialist, expand your MD&A disclosures to also incorporate the following:

•	Discussion of the significant factors, assumptions and methodologies used in determining the fair values assigned;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

United States Securities and Exchange Commission
June 3, 2005

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response: Although the valuation of the Company’s common stock has been performed contemporaneously with its stock option issuances, the Company has expanded its MD&A disclosure on page 42 of the Prospectus.

United States Securities and Exchange Commission
June 3, 2005

Exhibits

64.	Comment: Please file a copy of your legal opinion with your next amendment or provide us with a draft opinion so that we have an opportunity to review it.

Response: We are providing, in the overnight package to the Staff accompanying this filing, a draft legal opinion for the Staff’s review and comment.

     We wish to thank the Staff for promptly completing its review of the Registration Statement.

     If we can facilitate the Staff’s review of Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-7328 or Kuai Leong at (612) 766-7081. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you again for your time and consideration.

Regards,

/s/ Michael K. Coddington

Michael K. Coddington

cc:	Stephen G. Shank
Lois M. Martin
Gregory W. Thom
Joseph C. Gaylord
George A. Stephanakis
Cameron D. MacDougall
Steve Stenbeck
Jim Erickson
John R. Przypyszny
David B. Miller
Kuai H. Leong

Exhibit A

In connection with our proposed Initial Public Offering of Capella Education Company common stock, we have made arrangements through Piper Jaffray & Co., to enable learners, alumni, faculty and employees of Capella to purchase shares of common stock directly from Piper Jaffray as part of the initial sale of common stock to the public at the initial offering price through a Directed Share Program (“DSP”). You are being invited to participate in the Capella DSP.

In order to participate in the DSP, individuals will need to purchase 500 shares. Given the current anticipated price range of $___ — $  per share (as outlined in the attached preliminary prospectus*), this would require an investment of $___assuming the offering priced at the midpoint of this range. A link to the prospectus is provided below.

If you are interested in participating in the Capella Education Company DSP and wish to receive a DSP enrollment packet, please click on the link below to be directed to a site where you can confirm your interest and provide contact information. In order to be eligible to receive a packet, you must confirm your interest by no later than ___p.m. on June ___, 2005. The link below is the only means by which we will be able to confirm your interest in receiving an enrollment packet.

You should be aware that there is a limit to the number of participants that can enroll in the DSP. If the interest level exceeds the DSP capacity limit, we will choose the eligible recipients by lottery. Eligible recipients will receive their packets via overnight delivery from Piper Jaffray’s Corporate & Venture Services team sometime during the week of June ___, 2005. The packet will contain a preliminary prospectus and all required forms to participate in the DSP as well as a toll free 800 number for you to call with any questions about the DSP.

Please do not respond to this e-mail invitation with phone inquiries. Piper Jaffray will be available for inquiries from participants who receive packets.

Sincerely,

CAPELLA EDUCATION COMPANY MANAGEMENT TEAM

Click here to confirm your interest in participating in the Capella Education Company DSP.

Click here to link to the prospectus.

•	A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may an offer to buy be accepted prior to the time the registration

Exhibit A

statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this communication will involve no obligation or commitment of any kind.

Exhibit B

[COMPANY LETTERHEAD]

Date: <<Date>>

Dear Potential Purchaser:

In connection with our proposed initial public offering (“IPO”) of shares of our Common Stock (the “Stock”), we have made arrangements, through Piper Jaffray & Co. (“Piper Jaffray”), to enable learners, alumni, faculty and employees of Capella Education Company (the “Company”) to purchase shares of the Stock directly from Piper Jaffray as part of the initial sale of Stock to the public at the initial offering price (the “Directed Share Program”). You are being invited to participate in the Directed Share Program.

While it is anticipated that the offering price of the Stock will be between $<<lowrange>> and $<<highrange>> per share, the actual price will be determined immediately prior to the offering by negotiations between us and our underwriters. In order to participate in the DSP, you will need to purchase 500 shares of stock. This purchase would require an investment amount of $     , assuming the offering price per share is set at the midpoint of the range.

You should be aware that there is a limit to the number of participants that can enroll in the Directed Share Program. If the interest level exceeds the Directed Share Program capacity limit, we will choose the participants by lottery.

If you are interested in purchasing shares of Stock in the Directed Share Program, you must open an individual, retail brokerage account (no IRA, 401(k) or SEP accounts) with Piper Jaffray and indicate your interest in purchasing 500 shares of stock by completing the attached forms. These forms must be returned so that they arrive no later than <<duedate>>. All purchases must be made with your own funds. Your indication of interest in buying Stock in the Directed Share Program does not constitute an agreement on your part to buy any Stock or an agreement on the part of the Company or Piper Jaffray to sell any Stock to you. DO NOT SEND MONEY NOW. Payment by you for any Stock you purchase must be received by Piper Jaffray promptly after effectiveness of the registration statement and no later than settlement date, which is three trading days after trading of the Stock commences.

The sale of Stock to you in the manner described above is subject to compliance with the securities laws of your state. All appropriate action has been commenced to comply with the securities laws of your state so that offers of securities may be made there. You will be advised if for any reason the Stock may not be sold to you under the securities laws of your state.

In addition, you should be aware that your purchase of Stock is an investment subject to the inherent risks of the stock market. There can be no assurance that the market price of the Stock after the offering will be higher than the initial offering price. In deciding whether you have an interest in purchasing any Stock as described above, you should know that you may purchase the Stock on the open market after the offering at the then current trading price of the Stock. We urge you to review carefully the enclosed Preliminary Prospectus, including the “Risk Factors” section.

A registration statement relating to the Stock has been filed with the Securities and Exchange Commission but has not yet become effective. The Stock may not be sold nor may offers to buy the Stock be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. No offer to buy the Stock can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked,

<<Date>>

without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind. The Stock has not, nor is it intended to be, registered for sale in any jurisdiction outside the United States in which such offer or sale would be prohibited without such registration or an exemption from registration. This letter is not intended to encourage you to request any shares of the Stock. It is simply intended to inform you that there is a proposed offering should you be interested in investing.

Should you be interested in participating in the Directed Share Program, please review the enclosed preliminary prospectus and complete the enclosed documentation:

•	Account Application

•	Indication of Interest

•	Certificate for the Purchase of IPOs of Equity Securities

•	Directed Share Program Supplement

•	W-8, Foreign Citizen Authorization, and copy of government issued ID (for foreign citizens only)

Following the effectiveness of the registration statement, individuals who have returned the required documents by <<duedate>> and who have received an allocation of shares of stock will be contacted via telephone by a Piper Jaffray representative. The representative will confirm your allocation of Stock and your acceptance of those shares. Piper Jaffray will make every attempt to reach you once the initial public offering (IPO) prices at the phone numbers you provide. If they do not connect with you, they will attempt to leave you a message, and you will need to call them back before 9:00 a.m. CDT on the first day of trading or by the time specified by the representative. If you do not directly confirm your purchase with Piper Jaffray, you will not be able to purchase any shares of Stock under the Directed Share Program. Therefore, it is very important that you include your work number, home number, and cell phone number, if applicable, on your Account Application so that Piper Jaffray is able to reach you. Neither we nor Piper Jaffray can estimate exactly when the IPO will be priced. Therefore, if your telephone number or the number you have provided at which to notify you should change, even temporarily, please immediately notify Piper Jaffray of this change.

Please call Piper Jaffray’s Corporate & Venture Services team at 800-757-2924 or 612-303-1970 if you have any questions.

Sincerely,

CAPELLA EDUCATION COMPANY

CAPELLA EDUCATION COMPANY

Instructions for Document Completion

1.	Account Application:

•	General Account Information: Fill this section out completely.

•	Designated Fund Authorization: Please select a fund. Should you ever have funds in the account, your funds will be swept to the money market fund of your choosing.

•	Disclosure and Signature: Please be sure to sign your application. The application will not be valid without original signatures.

2.	Indication of Interest:

•	Indicate your interest and ability to purchase 500 shares of stock.

•	Once the registration statement becomes effective, Piper Jaffray will notify you of the number of shares, if any, that you have been allocated, the price per share and the total amount due.

3. Certificate for the Purchase of IPOs of Equity Securities:

•	Review the Certificate carefully, check the box that generally applies to you, and sign and date the form.

4.	Directed Share Program Supplement:

•	Answer questions 1 through 3 and sign and date the form.

If you still have questions once you have looked through this information, please contact Piper Jaffray at 800-757-2924 or 612-303-1970.

Notification and Payment Process

1.	Following the effectiveness of the registration statement, individuals who have returned the required documents by <<duedate>> and who have received an allocation of shares of stock will be contacted via telephone by a Piper Jaffray representative. The representative will confirm the number of shares allocated to you and your acceptance of those shares. Piper Jaffray will make every attempt to reach you once the initial public offering (IPO) prices at the phone numbers you provide. If Piper Jaffray does not connect with you, they will attempt to leave you a message, and you will need to call them back before <<9:00 a.m. CDT>> or by the time specified by the representative. If you do not directly confirm your purchase with Piper Jaffray, you will not be able to purchase any shares in the Directed Share Program. Therefore, it is very important that you include your work number, home number, and cell phone number, if applicable, on your Account Application so that Piper Jaffray is able to reach you.

2.	When Piper Jaffray speaks with you by telephone following the effectiveness of the registration statement, they will notify you of your Piper Jaffray account number and the total amount due if you have confirmed that you will purchase some or all of the shares allocated to you. Do not send payment now. Payment must be received at Piper Jaffray by settlement date, which is three trading days after trading of the Stock begins. All checks must be made payable to Piper Jaffray in U.S. dollars. When remitting your payment, please make a notation on the check that it is for “Capella Education” and include your account number or social security/tax identification number. If you choose to wire funds, Piper Jaffray will provide you with wiring instructions when they call you concerning your allocation.

3.	Neither Piper Jaffray nor the Company can estimate exactly when the IPO will be priced. Therefore, if your telephone number or the number you have provided at which to notify you should change, even temporarily, please immediately notify Piper Jaffray of this change.

CAPELLA EDUCATION COMPANY

INDICATION OF INTEREST: 500 Shares of Stock

Due to the limited number of shares of Stock available for reservation for participants under the Directed Share Program, you will not be assured of obtaining any or all of the number of shares you request. If the Directed Share Program becomes oversubscribed, the available shares will be allocated to a limited number of participants chosen by lottery. The Stock is expected to be priced between $[low range] and $[high range] per share. Although this is the expected range, the Stock may be priced higher or lower.

***IMPORTANT***

Please complete and sign all appropriate forms with original signatures to arrive by <<duedate>> to the address below. Even if you would like to participate in the offering, do not send any money at this time.

Piper Jaffray & Co.
Corporate & Venture Services
J12S06
800 Nicollet Mall
Minneapolis MN 55402-7020

Please check the boxes to acknowledge your agreement with the following:

☐	I/We hereby authorize Piper Jaffray to disclose to Capella Education Company, the number of shares indicated for and purchased in the IPO.

☐	I/We understand that there are a limited number of shares of Stock available for sale pursuant to the Directed Share Program, that my/our participation may be limited without any further consultation with me/us by Capella Education Company or by Piper Jaffray and further, that there is no guarantee of participation in the Directed Share Program.

☐	I understand that risks associated with this public offering are set forth in the preliminary prospectus. I acknowledge that you have not advised me on the appropriateness of this investment based on my background, experience and financial situation.

☐	I understand that no offer to buy the Stock can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

☐	I understand that if I am allocated any shares of the Stock, I must verbally confirm any purchase of such shares with Piper Jaffray as described in the “Notification and Payment Process” section in the enclosed documents.

Signature(s):	Date:

Print Name:	SS#:

PiperJaffray ®	CERTIFICATE FOR THE PURCHASE	Account Name
OF INITIAL PUBLIC OFFERINGS OF
	EQUITY SECURITIES	Master Client Number or Account Number

Rep. No.

2790

Pursuant to NASD Rule 2790 (the Rule) and the IPO Voluntary Initiative, Piper Jaffray may not sell or cause to be sold a New Issue (all bolded terms are defined in the attached) to any account in which a Restricted Person has a Beneficial Interest, unless the account qualifies for a General Exemption under the Rule. In order to comply with the Rule, Piper Jaffray requires that you sign and return this Certificate, indicating whether or not you (as well as any accounts in which you have a Beneficial Interest) are eligible to purchase IPO shares in accordance with the Rule and the IPO Voluntary Initiative. In addition, by signing this Certificate, you hereby represent that you will not act as a Finder or in a fiduciary capacity to any managing underwriter of any New Issue.

Please “X” only one box from Section “A” and complete the account information.

SECTION A.

The undersigned hereby certifies that with respect to this Piper Jaffray account in which the client has the opportunity to purchase and/or allocate New Issues: (“X” one box only)

☐	The account is eligible to purchase New Issues either because no Restricted Person (which includes those accounts that meet a General Exemption and, by definition, are not Restricted Persons) holds a Beneficial Interest in the account, or because the account has implemented procedures to reduce the Beneficial Interests of all Restricted Persons with respect to New Issues below 10% in the aggregate, and the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all New Issues;

OR

☐	The client is a Conduit (such as a bank, foreign bank, broker/dealer, or investment adviser) and all purchases of New Issues are, and will be, in compliance with the Rule. If the Beneficial Interests of all Restricted Persons in any one account exceed in the aggregate 10% of the account, but the account has implemented procedures to reduce the Beneficial Interest of all Restricted Persons with respect to New Issues below 10% in the aggregate, the undersigned hereby represents that the client will follow such procedures in connection with its purchase of all New Issues;

OR

☐	The client or account is a Restricted Person and is generally not eligible to purchase New Issues from Piper Jaffray.

THE UNDERSIGNED HEREBY CERTIFIES THAT THE UNDERSIGNED IS AUTHORIZED TO PROVIDE THIS CERTIFICATION AND THAT THE UNDERSIGNED OR AN AUTHORIZED REPRESENTATIVE OF THE CLIENT OR THE ACCOUNT WILL PROMPTLY NOTIFY PIPER JAFFRAY IN THE EVENT THIS CERTIFICATION CEASES TO BE TRUE AND CORRECT. UPON COMPLETION, THIS CERTIFICATE SHOULD BE RETURNED TO PIPER JAFFRAY IN THE ENCLOSED, SELF-ADDRESSED ENVELOPE.

Print Name of Client

Print Name of Authorized Signatory (if other than Client)

Print Title of Authorized Signatory (if other than Client)

Signature of Client or Authorized Signatory	Date

X

1

SECTION B

GENERAL EXEMPTIONS:

1.	An investment company registered under the Investment Company Act of 1940.

2.	A common trust fund or similar fund as described in Section 3(a)(12)(A)(iii) of the Securities Exchange Act of 1934, provided that: (i) the fund has investments from 1,000 or more accounts, and (ii) the fund does not limit beneficial Interests in the fund principally to trust accounts of Restricted Persons.

3.	An insurance company general, separate or investment account, provided: (i) the account is funded by premiums from 1,000 or more policyholders or, if a general account, the insurance company has 1,000 or more policyholders, and (ii) the insurance company does not limit the policyholders whose premiums are used to fund the account principally to Restricted Persons, or if a general account, the insurance company does not limit its policyholders principally to Restricted Persons.

4.	An account, including a fund, limited partnership, joint back office broker-dealer or other entity, if the Beneficial Interests of Restricted Persons do not exceed in the aggregate 10% of the account.

5.	A publicly traded entity (other than a broker-dealer authorized to engage in the public offering of New Issues either as a selling group member or underwriter, or an affiliate of such a broker-dealer) that is: (i) listed on a U.S. national securities exchange, (ii) traded on the Nasdaq National Market, or (iii) a non-US issuer whose securities meet the quantitative designation criteria for listing on a national securities exchange or trading on the Nasdaq National Market.

6.	An investment company organized under the laws of a non-US jurisdiction, provided that: (i) the investment company is listed on a non-US exchange or authorized for sale to the public by a non-US regulatory authority, and (ii) no person owning 5% or more of the shares of the investment company is a Restricted Person.

7.	An ERISA benefits plan that is qualified under Section 401(a) of the Internal Revenue Code; provided that the plan is not sponsored solely by a broker-dealer.

8.	A stare or municipal government benefits plan that is subject to state or municipal regulation.

9.	A tax-exempt charitable organization under Section 501(c)(3) of the Internal Revenue Code.

10.	A church plan under Section 414(e) of the Internal Revenue Code.

RESTRICTED PERSONS/ENTITIES:

1.	A NASD member firm or other broker-dealer.

2.	An officer, director, general partner, Associated Person or Employee of a NASD Member Firm or any other broker-dealer (other than a Limited Business Broker-Dealer).

3.	An agent of a NASD member firm or any other broker-dealer (other than a Limited Business Broker-Dealer) that is engaged in the investment banking or securities business.

4.	A person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or Collective Investment Account.

5.	A person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a Limited Business Broker-Dealer): (i) Schedule A, unless the person is identified by an ownership code of less than 10%; (ii) Schedule B, unless the person’s listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%; or (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or B above.

6.	A person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a Limited

2

Business Broker-Dealer), unless the public reporting company is listed on a national securities exchange or is traded on the Nasdaq National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A; or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

7.	A person acting: (i) as a Finder in connection with any New Issue in which the person is participating or (ii) in a fiduciary capacity to the managing underwriter(s) in connection with any New Issue in which the person is participating.

8.	An Immediate Family Member of: (i) a person specified in items 2-7 that Materially Supports, or receives Material Support from, that person; (ii) a person specified in items 2-3 that is employed by or associated with the NASD member or its affiliate selling the New Issue to the Immediate Family Member, or that has an ability to control the allocation of the New Issue; or (iii) a person specified in items 5-6 that is an owner of the NASD member or its affiliate selling the New Issue to the Immediate Family Member, or that has an ability to control the allocation of the New Issue.

Additional Restrictions Resulting from the IPO Voluntary Initiative. Important Note: Items 9 and 10 do not apply to Conduit accounts.

9.	A person that is an executive officer or director of a publicly traded company.

10.	A person that is a spouse of, minor child of, or person who receives Material Support from an executive officer or director of a publicly traded company.

NASD RULE 2790 DEFINITIONS:

Associated Person or Employee of a NASD Member Firm. (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

Beneficial Interest. Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a Collective Investment Account, or other fees for acting in a fiduciary capacity.

Collective Investment Account. Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by Immediate Family Members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

Conduit. An account where the beneficial owner(s) or ownership is not disclosed.

Finder. A person who receives compensation for identifying potential investors in an offering.

Immediate Family Member. A person’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides Material Support.

Limited Business Broker-Dealer. Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

Material Support. Directly or indirectly providing more than 25% of a person’s income in the prior calendar year. Immediate Family Members living in the same household are deemed to be providing each other with Material Support.

New Issue. An initial public offering of an equity security made pursuant to a registration statement or offering circular. A New Issue does not include: (i) offerings of exempt securities, (ii) offerings made in exempt transactions, such as private placements and Rule 144A resales, (iii) offerings of investment grade asset-backed securities, (iv) offerings of convertible securities, (v) offerings of preferred securities, and (vi) offerings of securities issued by registered investment companies (including closed end funds).

3

Capella Education Company

Directed Share Program Supplement to Certificate

for the Purchase of IPOs of Equity Securities

1. Are you (i) an officer, director, general partner, Associated Person or Employee of a NASD Member Firm or any other broker/dealer (other than a Limited Business Broker/Dealer); (ii) an agent of a member or other broker/dealer (other than a Limited Business Broker/Dealer) that is engaged in the investment banking or securities business; or (iii) an Immediate Family Member of a person specified in subparagraph (i) or (ii) if the person specified in subparagraph (i) or (ii): a.- Materially Supports, or receives Material Support from, you; b.- is employed by or associated with the member, or an affiliate of the member, selling the New Issue to you; or c.- has an ability to control the allocation of the New Issue.

Yes                                           No

2. With respect to the security being offered, are you (i) a Finder or any person acting in a fiduciary capacity to the managing underwriter, including, but not limited to, attorneys, accountants and financial consultants; and (ii) an Immediate Family Member of a person specified in subparagraph (i) if the person specified in subparagraph (i) Materially Supports, or receives Material Support from, you.

Yes                                           No

3. Are you an employee or director of the Issuer, the Issuer’s parent, or a subsidiary of the Issuer or Issuer’s parent? A parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary.

Yes                                           No

NOTE: All bolded terms are defined on the document entitled Certificate for the Purchase of Initial Public Offerings of Equity Securities.

Signature

Print Name

Date

PiperJaffray ®	CORPORATE & VENTURE SERVICES	Account No. Rep No.
ACCOUNT APPLICATION

ACCOUNT OWNER INFORMATION	AMAC

Name (First, Middle, Last)	Date of Birth (mm/dd/yyyy)	Country of Citizenship ☐ USA ☐ Other:

Residential Address (no P.O. Box or C/O address)	Mailing Address (if different from Residential Address)

SSN/TIN	If None, Gov’t. ID No./Type	Place of Issue (country)	Issued (mm/dd/yyyy)	Expires (mm/dd/yyyy)

Home ☐ Own ☐ Rent	# of Dependents	Home Phone ( )	Work Phone ( )	Other Phone ( )

Name of Current Employer (if self, name of business)	Job Title	Yrs. w/ Employer

Employer/Business Street Address	City	State	Zip

Marital Status ☐ Married (A) ☐ Divorced (C) ☐ Single (B) ☐ Widowed (D)	Spouse/Partner’s Name	Spouse/Partner’s Job Title	Spouse/Partner’s Employer’s Name

$ Amount Range	Annual Income	Net Worth	Liquid Net Worth	Occupation	Account Owner	Spouse/Partner
	Range	(Excluding Home)	(Cash, Securities, etc.)	Business Owner/Partner (1)	☐	☐
Under $50,000 (a)	☐	☐	☐	Agricultural Owner (2)	☐	☐
$50,000-$99,999 (b)	☐	☐	☐	Senior Executive (3)	☐	☐
$100,000-$249,999 (c)	☐	☐	☐	Professional (Salary) (4)	☐	☐
$250,000-$499,999 (d)	☐	☐	☐	Professional (Commission) (5)	☐	☐
$500,000-$999,999 (e)	☐	☐	☐	Non-Exempt (Hourly) (6)	☐	☐
$1,000,000-$2,999,999 (f)	☐	☐	☐	Homemaker/Volunteer (7)	☐	☐
$3,000,000-$4,999,999 (g)	☐	☐	☐	Student/Child (8)	☐	☐
Over $5,000,000 (h)	☐	☐	☐	Note Employed (N)	☐	☐
N/A (Entity Account) (i)	☐	☐	☐	Retired ®	☐	☐

Investment Objectives: Registered public offerings are generally appropriate for account owners willing to make speculative investments. If your objective with respect to this investment is other than speculation, please indicate your objective below:

Tax Bracket	Corporate officer, director or 10% shareholder of a publicly traded company?	☐ Yes	Investment Experience (years)	0-1	1-5	5+	E-mail, if applicable (one per account)
%		☐ No	Stocks/Bonds:	☐	☐	☐

DESIGNATED FUND AUTHORIZATION

“X” One	☐ Prime Obligations — Class A (PPA) (default)	☐ Tax Free Obligations — Class A (PFA)	☐ AZ Municipal Cash Trust (BZM)
	☐ Government Obligations — Class A (PGA)	☐ Treasury Obligations — Class A (PTA)	☐ CA Municipal Cash Trust (BAC)
☐ MN Municipal Cash Trust (BNM)

SUBSTITUTE W-9 CERTIFICATION (Social Security or Tax ID Number required above, to be valid)

IMPORTANT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT A W-9 BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 28% OF ANY REPORTABLE PAYMENTS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNT, PLEASE CONSULT YOUR TAX PREPARER.

Certification: Under penalties of perjury, I certify by signing below that:

(1) The Social Security Number or Tax Payer ID number shown above is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and	am subject to backup withholding as a result of a failure to report all interest or dividends, or c) The IRS has notified me that I am no longer subject to backup withholding, and

(2) I am not subject to backup withholding because a) I am exempt from backup withholding or b) I have not been notified by the Internal Revenue Service (IRS) that I	(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item (2) if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

DISCLOSURES AND SIGNATURES

☐ Yes ☐ No	With the exception of Piper Jaffray disclosing to the offering company your indication of interest and any purchase of shares of this registered public offering, do you want your name, address and security position released to requesting companies in which you hold securities? NOTE: If you do not respond, we will assume your answer is “No” and we will not disclose your identity to requesting companies.

Important Information About Procedures For Opening A New Account:
 To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents.

By Signing Below:			PRIVACY information in paragraph 1), which is incorporated herein by reference.
(1)	I understand that only if I have an outstanding debit balance, may my securities be loaned to Piper Jaffray or others.

(2)	I understand that I cannot borrow against the securities held in my account.	(4)	I UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 3, PARAGRAPH 8 IN THE ACCOUNT AGREEMENT.
(3)	I consent and agree to the terms and conditions, and acknowledge receipt of a copy, of this application and the Account Agreement (including the

NOTE: The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

Client Signature X	Print Name	Date

Financial Advisor Signature X	Date	Branch Manager Signature X	Date

Form E1022 (1/05) Since 1895. Member SIPC and NYSE.

PiperJaffray ®	corporate & venture services	Client Copy
account agreement
for Asset Management Account

This agreement (“Agreement”) governs my Piper Jaffray & Co. (“Piper Jaffray”) Corporate & Venture Services Account (“Account”). For accounts owned or directed by more than one person, “we”, “us” and “our” are each substituted for “I”, “me” and “my”. I am sometimes referred to as “the Client.” Piper Jaffray is sometimes referred to as “you” or “the Company”.

1. Consumer Privacy Pledge and Disclosure of Account Information.

I understand that clients receive a copy of the Piper Jaffray Consumer Privacy Pledge when they open their account and at least once annually. The Consumer Privacy Pledge is also available in branch offices and on the Web at www.PiperJaffray.com. The Consumer Privacy Pledge:

•	Describes how you collect, protect and use confidential financial and other information,

•	Describes the circumstances in which you share information with members of your corporate family and with unaffiliated third parties; and

•	Tells how I can (a) limit the ways you share, or (b) request corrections to the information you maintain about me.

2. Money Market Investment Funds (the “Funds”).

I understand that you offer several Funds as a component of the Account. I authorize you to invest any cash in my Account automatically in shares of whichever Fund I designate (the “Designated Fund”). Although cash will be invested automatically only in the Designated Fund I may purchase shares of other Funds at any time. The Funds declare dividends each business day, credit dividends monthly, and pay dividends in additional Fund shares. Fund shares are redeemed at their net asset value. I authorize automatic redemptions, as necessary, to satisfy debit balances in my Account. I may also redeem Fund shares directly by written or oral request to you.

This agreement is subject to the Fund prospectuses, including any supplements or amendments thereto (“Prospectuses”). Orders to purchase or redeem Fund shares will become effective as provided in the Prospectuses. Ordinarily, a purchase order will not be entered until cash becomes available to you. You may, however, advance Federal Funds to the Account on my behalf to enable me to purchase Fund shares and earn Fund dividends prior to final collection of checks or other instruments deposited in my Account. While such advances have been made, however, I agree that you may reasonably withhold access by me to the redemption proceeds of Fund shares.

3. Transactions in the Account.

a.	When I buy securities, you will first apply any cash in my Account on the settlement date to pay for the purchase. If there is insufficient cash, you will then redeem Fund shares at net asset value to pay the amount due. If there is not sufficient cash or eligible securities, I must deposit additional cash or eligible securities into my Account within the time-frames required by regulations and your policies. If I do not, you may liquidate the securities at market risk and exposure to me. I agree to pay interest on all amounts advanced by you as set forth in section 3.d. of this Agreement.

b.	Sales of Securities. I agree that I will only place orders to sell securities that I then own. If you do not hold the securities in my Account, I agree to deliver them to you by settlement date or before the expiration of any extension you grant to me. If I place an order to sell securities and do not deliver them to you as required, I authorize you to buy-in or borrow the securities necessary to make delivery to the purchaser, and I agree to be responsible for any costs you may incur as a result. I designate you and your correspondents as my agents to complete all such transactions and take any other necessary actions.

c.	Insufficient Assets in Account. You may apply any cash and sell any securities in the Account (and in any other account you carry for my benefit) to cover any losses or shortfall in the Account. After deducting all costs and expenses of any such purchase or sale and delivery, you are authorized to apply any remaining proceeds to the payment of my liabilities to you. You will credit my account or return the surplus, if any, to me. I shall remain liable for any deficiency. If you sell any securities at public auction or on any exchange, board or market, you may become the purchaser for yourself or on behalf of anyone else.

d.	Interest charges. I will pay interest on all amounts advanced by you and on other balances I owe you, including all commissions and other charges you impose. I specifically give you my consent to check my credit references at any time, and I authorize anyone to provide you that information. You may at any time

Client Copy

demand immediate re-payment by me of any and all amounts you have advanced me and other balances I owe you, with interest and commissions. Unless demand is made sooner, interest is due and payable monthly or upon the balances due being paid in full. I will at all times maintain sufficient collateral as you require.

I understand that the standard annual rate of interest charged by you on client debit balances is calculated by adding a 2.25% override to the available Prime rate. I also understand that you may charge lower overrides depending on factors such as the size of my net balance. You may change the rate of interest you charge me without prior notice to me in accordance with changes in the broker call rate, my net balance due, or other factors we have negotiated. If my interest rate is increased for any other reason, you will give me prior notice of the change.

e.	Liens, Pledging and Lending of Securities. All securities you hold or purchase for me are subject to a lien for the payment of all my liabilities to you. I authorize you without notice to me, whenever you deem it advisable, to transfer between any accounts I have with you any or all of the securities so held. I also authorize you to pledge, repledge, hypothecate, rehypothecate or lend any securities you hold as collateral, either to yourself or to others (these are referred to as “Collateral Transactions”). Collateral Transactions may be for the amount I owe you, or for a greater or lesser sum. You may commingle securities you hold for me with securities carried for other clients in entering into Collateral Transactions. You may enter into Collateral Transactions without notice to me and regardless of whether you have in your possession or control other securities of the same kind and amount. You are not required to deliver to me the identical securities deposited or received, but only securities of the same kind and amount.

f.	Placing Orders, Piper Jaffray Responsibilities. At any time, for your protection or if you deem it otherwise advisable, you are authorized (but not required) to cancel any outstanding orders I have given you; and to purchase, sell, assign, receive or deliver all or any part of the securities held or carried for me.

You may take any of these actions if I fail to comply with this Agreement or if I die. Any order I give you is binding on me and my personal representative until you have actual notice of my death. My death and notice thereof shall not in any way affect your right to take any action under this Agreement you could have taken if I had not died (either before or after receiving notice of my death). You may take such actions, require such papers and inheritance or state tax waivers, or retain such portion of or restrict transactions in my Account as you deem advisable to protect yourselves against any tax, liability, penalty or loss under any present or future laws or otherwise.

g.	When Issued Securities. On transactions in securities when, as and if issued, you are entitled to protection against your contingent liability pending the issue of the securities to the same extent as in purchases and sales of securities already issued.

h.	Applicable Rules. All transactions made by you for me are subject to the constitutions, rules, customs and practices of the exchanges, boards or markets where executed and of their respective clearing houses and are subject to state and federal laws.

i.	Waiver of Notice. You may take any action provided in this Agreement without demand of or notice to me. No specific demand or notice shall invalidate this general and express waiver.

4. Periodic Reports.

After the execution of any purchase or sell order, you will send to me a report of the execution (a “Confirmation”). All Confirmations shall be conclusive if not objected to by me in writing within five business days. You will send an account statement (“Statement”) to me monthly (or quarterly if no activity) at the mailing address I furnish you. The Statement will provide information, among other things, on interest charges, dividends received, positions in my Account, and executed trades during the Statement period. I understand that a copy of my Statement will be sent to my financial advisor.

5. Client Representations.

Until I advise you of a change of address, you can regard the address provided when I opened my account as accurate. It is my responsibility to provide you any change of address. The posting of mail by you to my address shall constitute delivery to me. I am of legal age. Unless I have otherwise informed you, I am not an employee of any exchange; a corporation majority owned by an exchange; a member of an exchange; a firm registered on an exchange; a bank, trust company or insurance company; or a corporation, association, firm or individual engaged in the business of dealing, either as broker or principal, in stocks, bonds or other securities or any form of commercial paper. If at any time during the life of this Agreement I become so, I will notify you. No one other than me has or will have an interest in the Account, except as I advise you in writing. The information I have supplied you concerning my financial resources and experience in trading securities is true and accurate.

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Client Copy

6. Limitations on Piper Jaffray Liability.

You may employ subbrokers and deal with specialists, odd lot dealers and others in effecting transactions for me, either as principal or agent. You are responsible only for reasonable care in their selection and are not otherwise responsible for any actions they take or fail to take. You may settle contracts and controversies according to the regulations and customs of the exchange, board or market where the orders are executed. You are responsible for executing my orders in a reasonable manner in accordance with industry custom and practice. You are not liable to me for any loss I incur due to the failure or delay of any order to be executed due to the failure or malfunction of any electronic, electric or mechanical equipment, whether under or outside of your control.

I agree that, unless negligent in fulfilling this Agreement, you are not liable for any loss I may incur. In no event will you be liable for consequential, special or indirect damages or loss.

7. Termination of the Account.

I may terminate the Account at any time. I will remain responsible, however, for the payment of charges to my Account, whether arising before or after termination.

The Company in its discretion may terminate my Account and/or the related services at any time. Should my Account be terminated, I authorize you to redeem all Fund shares in my Account and to make the proceeds available to me after all my obligations to you are settled.

8. Client Agrees to Arbitrate.

•	Arbitration is final and binding on the parties.

•	The parties are waiving their right to seek remedies in court including the right to jury trial.

•	Pre-arbitration discovery is generally more limited than and different from court proceedings.

•	The arbitrators’ award is not required to include factual findings or legal reasoning and any party’s right to appeal or seek modification of rulings by the arbitrators is strictly limited.

•	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

I agree to arbitrate any disputes between you and me. I specifically agree and recognize that all controversies which may arise between the Company, its agents, representatives or employees and me concerning any transaction, account or the construction, performance or breach of this or any other agreement between us, whether entered into prior to, on, or subsequent to the date hereof, shall be determined by arbitration to the full extent provided by law. Such arbitration shall be in accordance with the rules then in effect of the Arbitration Committee of the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. as I may elect. I authorize you, if I do not make such election by registered mail addressed to you at your main office within 15 days after I receive notification from you requesting such election, to make such election on my behalf.

However, it is understood, no person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:

(i) the class certification is denied;

(ii) the class is decertified; or

(iii) the client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

9. Entire Agreement and Amendments.

All transactions in my Account, whether before or after I signed this Agreement, shall be treated as though made under and governed by the terms of this Agreement. This Agreement shall enure to the benefit of the Company and of any assignee or successor firm or firms, irrespective of any change in their personnel. This Agreement supersedes any existing agreement I may have with the Company. Except as modified by disclosure in the Prospectuses, this Agreement may be amended only by an amendment in writing duly signed by an authorized representative of the Company and me. This Agreement shall be continuous and shall survive any temporary or intermittent closing out of any account with the Company. Piper Jaffray may transfer my account to its successors and assigns.

10. General.

This Agreement is governed by laws of the State of Minnesota, without regard to the conflict of laws pro-visions thereof. The terms and conditions of this Agreement apply to me and to my heirs, executors, administrators and assigns. If any provision of this Agreement is held unenforceable in any jurisdiction, the remaining provisions of the Agreement shall be unimpaired. All provisions of the Agreement shall remain in full force and effect in all other jurisdictions.

Since 1895. Member SIPC and NYSE.

3

Capella Education Company

Directed Share Program

If you are interested in participating in the Capella Education Company DSP and wish to receive a DSP enrollment packet, please complete and submit the following contact information. In order to be eligible to receive a packet, you must confirm your interest by no later than ___ p.m. on June ___, 2005. This submission is the only means by which we will be able to confirm your interest in receiving an enrollment packet.

Contact Information

Name (First Last)

Address (no P.O. Box or C/O address):

Street

City, State, Zip Code

Company name if business address

Phone Numbers:

Home:

Work:

Cell:

Email Address:

PiperJaffray ®	CORPORATE & VENTURE SERVICES	Account No. Rep No.
ACCOUNT APPLICATION

ACCOUNT OWNER INFORMATION	AMAC

Name (First, Middle, Last)	Date of Birth (mm/dd/yyyy)	Country of Citizenship ☐ USA ☐ Other:

Residential Address (no P.O. Box or C/O address)	Mailing Address (if different from Residential Address)

SSN/TIN	If None, Gov’t. ID No./Type	Place of Issue (country)	Issued (mm/dd/yyyy)	Expires (mm/dd/yyyy)

Home ☐ Own ☐ Rent	# of Dependents	Home Phone ( )	Work Phone ( )	Other Phone ( )

Name of Current Employer (if self, name of business)	Job Title	Yrs. w/ Employer

Employer/Business Street Address	City	State	Zip

Marital Status ☐ Married (A) ☐ Divorced (C) ☐ Single (B) ☐ Widowed (D)	Spouse/Partner’s Name	Spouse/Partner’s Job Title	Spouse/Partner’s Employer’s Name

$ Amount Range	Annual Income	Net Worth	Liquid Net Worth	Occupation	Account Owner	Spouse/Partner
	Range	(Excluding Home)	(Cash, Securities, etc.)	Business Owner/Partner (1)	☐	☐
Under $50,000 (a)	☐	☐	☐	Agricultural Owner (2)	☐	☐
$50,000-$99,999 (b)	☐	☐	☐	Senior Executive (3)	☐	☐
$100,000-$249,999 (c)	☐	☐	☐	Professional (Salary) (4)	☐	☐
$250,000-$499,999 (d)	☐	☐	☐	Professional (Commission) (5)	☐	☐
$500,000-$999,999 (e)	☐	☐	☐	Non-Exempt (Hourly) (6)	☐	☐
$1,000,000-$2,999,999 (f)	☐	☐	☐	Homemaker/Volunteer (7)	☐	☐
$3,000,000-$4,999,999 (g)	☐	☐	☐	Student/Child (8)	☐	☐
Over $5,000,000 (h)	☐	☐	☐	Note Employed (N)	☐	☐
N/A (Entity Account) (i)	☐	☐	☐	Retired ®	☐	☐

Investment Objectives: Registered public offerings are generally appropriate for account owners willing to make speculative investments. If your objective with respect to this investment is other than speculation, please indicate your objective below:

Tax Bracket	Corporate officer, director or 10% shareholder of a publicly traded company?	☐ Yes	Investment Experience (years)	0-1	1-5	5+	E-mail, if applicable (one per account)
%		☐ No	Stocks/Bonds:	☐	☐	☐

DESIGNATED FUND AUTHORIZATION

“X” One	☐ Prime Obligations — Class A (PPA) (default)	☐ Tax Free Obligations — Class A (PFA)	☐ AZ Municipal Cash Trust (BZM)
	☐ Government Obligations — Class A (PGA)	☐ Treasury Obligations — Class A (PTA)	☐ CA Municipal Cash Trust (BAC)
☐ MN Municipal Cash Trust (BNM)

SUBSTITUTE W-9 CERTIFICATION (Social Security or Tax ID Number required above, to be valid)

IMPORTANT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT A W-9 BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 28% OF ANY REPORTABLE PAYMENTS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNT, PLEASE CONSULT YOUR TAX PREPARER.

Certification: Under penalties of perjury, I certify by signing below that:

(1) The Social Security Number or Tax Payer ID number shown above is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and	am subject to backup withholding as a result of a failure to report all interest or dividends, or c) The IRS has notified me that I am no longer subject to backup withholding, and

(2) I am not subject to backup withholding because a) I am exempt from backup withholding or b) I have not been notified by the Internal Revenue Service (IRS) that I	(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item (2) if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

DISCLOSURES AND SIGNATURES

☐ Yes ☐ No	With the exception of Piper Jaffray disclosing to the offering company your indication of interest and any purchase of shares of this registered public offering, do you want your name, address and security position released to requesting companies in which you hold securities? NOTE: If you do not respond, we will assume your answer is “No” and we will not disclose your identity to requesting companies.

Important Information About Procedures For Opening A New Account:
 To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents.

By Signing Below:			PRIVACY information in paragraph 1), which is incorporated herein by reference.
(1)	I understand that only if I have an outstanding debit balance, may my securities be loaned to Piper Jaffray or others.

(2)	I understand that I cannot borrow against the securities held in my account.	(4)	I UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 3, PARAGRAPH 8 IN THE ACCOUNT AGREEMENT.
(3)	I consent and agree to the terms and conditions, and acknowledge receipt of a copy, of this application and the Account Agreement (including the

NOTE: The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

Client Signature X	Print Name	Date

Financial Advisor Signature X	Date	Branch Manager Signature X	Date

Form E1022 (1/05) Since 1895. Member SIPC and NYSE.

Exhibit C

GLOBAL CONSENT TO THE ELECTRONIC DELIVERY OF

PRELIMINARY OFFERING MATERIALS

This global consent (this “Consent”) relates to your agreement to the electronic delivery, by Banc of America Securities LLC (“Banc of America”), to you of preliminary offering materials (including amendments thereto) of issuers to be identified from time to time by Banc of America. The delivery of these materials will be made by posting them on an Internet website. After each posting, you will be notified via e-mail or other suitable correspondence that the materials are available for your review and download, and you will be provided by e-mail with a link to the website. This Consent is considered “global” and “universal,” in that it extends to the electronic delivery of an unlimited number of preliminary offering documents from an unlimited number of issuers. Please read all of the information found in this Consent before clicking “I Agree” below and agreeing to the terms hereof.

Notice:

An electronic copy of some materials may not be available for electronic delivery, in which case we will make available to you a paper copy of the relevant materials.

The materials will be made available in Portable Document Format (.PDF). Your computer must be equipped with Adobe Acrobat Reader software, version 4.0 or higher, in order for you to view and download these materials. You may obtain the Adobe Acrobat Reader software free of charge at www.adobe.com. Your computer will also need to be equipped with appropriate browser software, such as Internet Explorer version 5.0 or higher. Banc of America and our affiliates accept no responsibility for the content or performance of the foregoing software or websites.

As referenced below, there are risks and potential costs associated with the electronic delivery of preliminary offering materials to you. You are responsible for protecting your computer against viruses and other destructive items.

You may revoke this Consent at any time, or request paper copies of any preliminary offering materials, by contacting Banc of America Securities — Capital Market Operations, at the contact information listed below. Paper copies of these documents will be available for a reasonable time following the conclusion of any contemplated offering of securities or the removal of the materials from the website on which they are posted.

You should retain a copy of this Consent for your records.

This Consent does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities identified in any of the preliminary offering materials to which this Consent relates in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

1

Exhibit C

CONSENT TO ELECTRONIC DELIVERY

By clicking “I Agree” below, I confirm my understanding of this Consent and provide to Banc of America my consent to accept electronic delivery of preliminary offering materials (including any amendments thereto) prepared by or on behalf of clients of Banc of America. I understand that this Consent is “global” and “universal,” in that it extends to the electronic delivery of an unlimited number of preliminary offering materials from an unlimited number of issuers.

I hereby agree that, as a condition to the effective electronic delivery of any materials pursuant to this Consent, I am required to: (i) maintain a working e-mail address and e-mail account; and (ii) have access to the Internet, in each case, for the duration of this Consent. I further agree to immediately notify Banc of America at the phone number listed below if I change my email address. I further agree that any e-mail message sent to the e-mail address I have provided to Banc of America will be deemed to have been delivered to me upon the opening of such e-mail.

I hereby agree that any preliminary offering materials received by me pursuant to this Consent are not to be forwarded (through electronic means or otherwise) to any other person.

I hereby agree and understand that the electronic delivery of preliminary offering materials involves certain risks, including that: (i) documents transmitted via electronic media may potentially be altered or changed during the process of transmission; (ii) my computer (and hence my ability to retrieve materials distributed electronically) is exposed to risks arising from the loss of power; (iii) my computer may be subject to viruses and other destructive items, which could negatively impact its performance; and (iv) the download times of certain materials could be time-consuming.

I hereby agree and understand that the electronic delivery of preliminary offering materials may involve costs with respect to: (i) Internet access; (ii) time spent on the Internet; and (iii) the ink and paper needed to print any materials, and that such costs will be borne by me. (Banc of America does not charge additional online access fees for the electronic delivery of preliminary offering materials).

I hereby agree that this Consent will be effective immediately upon receipt by Banc of America, and that I may revoke this Consent at any time. I hereby agree and understand that this Consent will remain in effect until: (i) it is revoked by me, or (ii) Banc of America notifies me that this Consent is no longer valid. I understand that it may take Banc of America up to five (5) business days to process any revocation to this Consent, and that any such revocation will only be effective once so processed.

Contact Information

If you (i) require any information regarding the software needed to receive documents electronically or are having technical difficulty; (ii) wish to advise Banc of America that your email address has changed; (iii) are concerned that the electronic versions of offering materials you have received are not consistent with the hard copies thereof; (iv) would like a hard copy of any preliminary offering materials; or (v) wish to revoke this Consent, please contact:

Banc of America Securities — Capital Market Operations
Email: DL-PreliminaryProspectusDistribution@bofasecurities.com
Phone: 1-646-733-4166

I have read and understood this Consent and hereby consent to the electronic delivery by Banc of America to me of all preliminary offering materials (including any amendments thereto) relating to one or more offerings of securities involving one or more issuers, in each case as identified by Banc of America from time to time.

     To provide consent, click “I Agree” below:

2

Exhibit D

ROADSHOW AGREEMENT

     This Subscriber Agreement (“Agreement”) is entered into this ___day of                     ,               (the “Effective Date”) by and among Net Roadshow, Inc. (“Company”) and                      (“Customer”).

     NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1. Services Provided. Customer engages Company to produce and transmit informational meetings involving Customer, representatives of Issuers, and prospective purchasers designated by Customer (“Road Shows”) regarding securities offerings as and when requested by Customer with such Road Shows to be transmitted by means of the Internet either directly from the world wide web site of Company, or through a link to the web site of Customer, at Customer’s election. Company agrees to transmit each Road Show in its entirety and, unless otherwise instructed by Customer, to make such Road Show available for viewing in its entirety twenty-four (24) hours a day, seven days a week, subject to acts beyond the control of Company which prohibit such transmission, in which event, Company will notify Customer promptly of any cessation in the availability of any Road Show and when such Road Show is again fully available for viewing. The Company will take such actions as are necessary to prevent any person (i) from viewing a Road Show unless such person has been provided a password by Customer (ii) to have access to a Road Show for more than a twenty four hour period with any single password and (iii) to download, copy or print any of the contents of a Road Show. Company agrees to remove a Road Show transmission from or through its web site as set forth in timely written instructions from Customer or the applicable Issuer to remove such transmission (the “Scheduled Removal Time”) or, in the event Customer requests removal of a Road Show recording prior to the Scheduled Removal Time, promptly after receipt of written instructions from Customer or the applicable Issuer (an “Early Removal Time”). Unless otherwise instructed by Customer to return to Customer a copy of any Road Show or any information contained therein, the Company shall, promptly following the Scheduled Removal Time or Early Removal Time of a Road Show, destroy and render irretrievable each Road Show and all copies thereof and all information therein (including, without limitation, any charts or slides previously furnished to the Company by Customer or the applicable Issuer). The Company shall comply with the terms of that certain response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated (i) July 30, 1997 with respect to the Road Show transmission if it relates to an offering which is registered pursuant to the Securities Act of 1933, as amended (the “Act”), or (ii) January 30, 1998 if it relates to an offering made pursuant to Rule 144A of the Act, as applicable (the “SEC Letters”). Services to be provided by the Company include video taping and/or audio taping and, to the extent permitted by the SEC Letter, editing of the presentation of the Road Shows to the extent necessary to transmit such Road Shows by means of the Internet (provided that the Company will not edit the content of any Road Show unless requested to do so by Customer or by any applicable Issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Road Show, including the production and transmission of the Road Shows, and providing the Customer, promptly upon request and at the Scheduled Removal Time or Early Removal Time identification of those persons or entities which view the Road Shows transmitted and the date and time of such viewing. The Company acknowledges and agrees that the Road Show recording is not and shall not at any time be or constitute the property of Company. Company shall provide to such persons designated by Customer the passwords required to access each specific Road Show, and in the case of Road Shows relating to offerings which are registered pursuant to the Act, such passwords shall be changed by the Company once per calendar day.

     2. Payment for Services. Customer shall pay, or arrange for each applicable Issuer to pay, the Company pursuant to the schedule set forth on Exhibit A attached hereto and incorporated herein by reference for each Road Show produced by the Company at the request of Customer. The Company agrees to provide to Customer an invoice upon completion of the production of a Road Show and Customer agrees to pay, or arrange for each applicable Issuer to pay , the full amount due in regard to each such invoice within thirty (30) days of receipt of the invoice. The Company and Customer agree that the production of a Road Show shall be deemed complete for the purposes of this Section 2 only once the Road Show has been video taped or otherwise recorded by persons engaged by the Company for such purposes and Customer and the applicable Issuer has approved the technical quality and content of the production. Customer shall be responsible for any federal, state or local sales, use, property or other taxes which may be imposed as a result of the transactions contemplated by this Agreement, except that Company shall not be responsible for any federal, state or local income taxes which may be imposed on any payments made to the Company pursuant to the terms of this Agreement. In addition, each party shall bear all costs and expenses incurred by it (including local fees and expenses) in connection with the preparation, execution, delivery and performance of this Agreement.

     3. Termination. This Agreement may be terminated by either party at any time on 30 days’ prior written notice to the other party, provided that such termination shall not be effective with respect to any Road Show video taped or otherwise recorded by the Company on or prior to the date on which notice of termination is given, until the Scheduled Removal Date or Early Removal Date of such Road Show. The Provisions of the Agreement relating to keeping proprietary information confidential, the payment of fees and expenses, and governing law will survive any termination of this Agreement.

     4. Covenants and Agreements of Customer. In the event the Road Shows relate to offerings which are registered pursuant to the Act, Customer covenants and agrees that it shall take such reasonable steps as are necessary in order to provide that the information disseminated in the Road Shows will not be, in any material respect, inconsistent with or contradictory to the information set forth in the preliminary or final prospectus as filed by the applicable Issuer with the Securities and Exchange Commission in regard to such Road Show or to correct any such inconsistency or contradictions.

     5. Proprietary Rights. Customer acknowledges that any and all proprietary rights, if any, which the Company may have in regard to the method of transmission of Road Shows by means of the Internet and the operations of the business of Company are and shall remain the exclusive property of the Company.

     6. Confidentiality. In connection with discussions between Company and Customer, and the performance of their duties under this agreement, each party has provided and will provide the other party with information, both orally and in writing, concerning its operations, including the marketing and technical and non-technical aspects of the services to be provided under this Agreement, including, but not limited to, names of clients, Issuers, and customers, terms of all other information concerning the applicable offering and the contents of the Roadshows (collectively the “Confidential Information”). The Confidential Information does not include the provisions of the Agreement or any information that (i) was

1

Exhibit D

or becomes generally available to the public other than as a result of disclosure in breach of this Agreement, (ii) was or becomes available to Customer or its affiliates on a non-confidential basis from a source other than Company which is not, to the knowledge of Customer, itself bound by a confidentiality agreement with the Company, (iii) was or becomes available to Customer on a non-confidential basis prior to its disclosure by the Company or (iv) was known to Customer or its affiliates or in their possession without any obligation of confidentiality prior to disclosure by the Company. Each party agrees that without the prior written consent of the other party, it will not, except as required by law, regulation or legal process or upon the request or demand of any governmental or regulatory authority having jurisdiction over it or its affiliates or to defend a claim brought against it or its affiliates, disclose the Confidential Information to any person other than its affiliates, officers, directors, employees, agents, accountants and attorneys who have a need to know the Confidential Information in connection with the transactions contemplated hereunder. The Company shall not publish any announcement in any newspaper, periodical or other publication or make any other advertisement which refers to Customer without Customer’s prior written consent, which consent may be withheld in its sole discretion.

     7. Acknowledgement. Company recognizes its responsibilities for compliance with the Federal securities laws and has informed its affiliates, directors, officers, employees, agents, advisors and controlling person who may receive any confidential information relating to any Issuer of securities whose Road Show presentation is produced or transmitted by Company at the request of Customer of their responsibilities for compliance with the Federal securities laws.

     8. Limitations of Liability. The Company and Customer agrees that each Issuer whose securities are the subject of a Road Show transmitted by the Company from or through its web site shall be solely responsible for the content of its Road Show. COMPANY MAKES NO COVENANTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, WHETHER EXPRESS OR IMPLIED (STATUTORY BY OPERATION OF LAW OR OTHERWISE), RELATING TO THE CONTENT OF ANY ROAD SHOW TRANSMITTED BY THE COMPANY AND ACCORDINGLY ACCEPTS NO RESPONSIBILITY OF ANY KIND WHATSOEVER FOR ANY CLAIM, DEMAND, DAMAGES, LIABILITIES, LOSSES OR EXPENSES SUFFERED BY REASON DIRECTLY OR INDIRECTLY OF THE CONTENT OF ANY ROAD SHOW TRANSMITTED BY THE COMPANY FROM OR THROUGH THE COMPANY’S WEB SITE.

     9. Representations and Agreements of the Company. The Company hereby represents and warrants to Customer that (i) this Agreement has been duly authorized by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms; (ii) the execution, delivery and performance by the Company of the Agreement will not conflict with or result in the breach or violation of, or constitute a default under, any licenses, agreement or other instrument to which it or any of its affiliates is a party or by which any of them are bound or any statute, order, judgment, decree, rule or regulation of any court or arbitrator or governmental or regulatory agency or body having jurisdiction over any of them; and that it has obtained the consent, approval, authorization or order of or made by filing with any such entity which is required for the execution, delivery and performance by the Company of this Agreement; (iii) the Company owns or possesses all material intellectual property rights necessary for the transmission of Road Shows from or through its web site and such transmission will not conflict in any material respects with, and the Company has not received any notice of any claim of conflict with, any such rights of others; and (vi) the Company shall transmit each Roadshow only to such persons as are authorized by Customer to receive it, and shall transmit each Roadshow in its entirety. The Company agrees to notify Customer promptly of any modification of the SEC Letters or if such Letters cease to be in effect.

     10. Miscellaneous. This Agreement will be interpreted and enforced in accordance with the laws of the State of New York. Neither party may assign this Agreement without the prior written consent of the other party hereto, except that nothing herein shall prevent either party from assigning its rights and obligations hereunder to its present or future subsidiaries or affiliates or to any successor to the business of such party. This Agreement constitutes the entire understanding by and between Customer and Company with respect to the subject matter hereof and no oral or prior written statements or representations not contained herein will have any force or effect. This Agreement may not be amended except in a writing executed by Customer and Company. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of Company and Customer and their respective successors and assigns. All sections and provisions of this Agreement are severable and the unenforceability or invalidity of any section of this Agreement shall not affect the validity or enforceability of any other section of this Agreement.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

COMPANY:

NET ROADSHOW, INC.

By:

CUSTOMER:

By:

Name:

Title:

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EXHIBIT A

Village Roadshow Fee Not to Exceed

Audio Roadshow Fee Not to Exceed

SUBSCRIBER AGREEMENT

     This Agreement is entered into this ___day of                     ,               by and among Net Roadshow, Inc. (“Company”), and                      (“Issuer”).

     WHEREAS, Issuer desires to enter into an agreement with Company whereby Company will produce and transmit an informational meeting (“Road Show”) involving Issuer regarding the offering of certain securities of Issuer, with such Road Show to be transmitted by means of the Internet from the worldwide web site of the Company; and

     NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

     1. The Issuer shall be responsible for and indemnify and hold Company, Credit Suisse First Boston Corporation (“Underwriter”) and their respective employees, agents, attorneys, shareholders, officers, directors, successors and assigns (the “Company Indemnified Parties”) harmless at all times against and in respect of any and all claims, losses, costs (including court costs), expenses (including full and complete attorneys’ and accountants’ fees), liabilities, obligations or damages (collectively the “Liabilities”) alleged by third parties (other than the Underwriters) resulting from or arising out of the content of a Road Show transmitted by Company regarding the offering of securities of the Issuer including, but not limited to any claims relating to federal or state securities laws violations, and Issuer releases, covenants not to sue, and forever discharges the Indemnified Parties from, against and in respect of any and all Liabilities resulting from or arising out of the transmission of Road Shows, other than Liabilities which result from or arise out of the Company’s gross negligence or willful misconduct. The Company shall be responsible for and indemnify the Issuer, its employees, agents, attorneys, shareholders, officers, directors, successors and assigns (the “Issuer Indemnified Parties”) and, together with the Company Indemnified Parties, the “Indemnified Parties” harmless at all times against and in respect of any liabilities alleged by third parties resulting from or arising out of any failure by the Company to comply with terms of this Agreement or the Roadshow Agreement between Company and Underwriter, or the Company’s gross negligence or willful misconduct. In case any proceeding (including any governmental investigation) shall be transmitted involving any person in respect of which indemnity may be sought hereunder, such person (the “Indemnified Party”) shall promptly notify the person against whom such indemnity may be sought (“Indemnifying Party”) in writing. In case any proceeding shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate therein, and to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to the Indemnified Party and shall pay as incurred the costs and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnifying Party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the Indemnifying Party shall pay as incurred the fees and expenses of the counsel retained by the Indemnified Party in the event (i) the Indemnifying Party and the Indemnified Party shall mutually agree to the retention of such counsel, or (ii) the named parties to any such proceeding include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or a potential conflict of interest between them. The Indemnifying Party shall not be liable for any settlement of any proceeding effective without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment.

     2. This Agreement will be interpreted and enforced in accordance with the laws of the State of New York. The Issuer may not assign this Agreement without the prior written consent of the Company. This Agreement and all exhibits hereto constitutes the entire understanding by and between the Company and the Issuer with respect to the subject matter hereof and no oral or prior written attornments or representations not contained herein will have any force or effect. This Agreement may not be amended except in a writing executed by the Issuer, Underwriter and the Company. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of Company, Underwriter and the Issuer and their respective successors and assigns. Time is of the essence of this Agreement. All sections and provisions of this Agreement are severable and the unenforceability or invalidity of any section of this Agreement shall not affect the validity or enforceability of any other section of this Agreement.

COMPANY:	ISSUER:

NETROADSHOW INC.

By:

By:

Name

UNDERWRITER:	Title:

CREDIT SUISSE FIRST BOSTON CORP.

By: